MICHELIN

05010925

August 29, 2005

RECEIVED
SEC MAIL PROCESSING
SEP 0 6 2005
WASH. D.C. 185 SECTION

SUPPL

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated August 5, 2005, including first half 2005 earnings information.
- Consolidated Earnings Guide dated August 2005.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

PROCESSED
SEP 0 8 2005
THOMSON
FINANCIAL

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

A better way forward

PRESS RELEASE – August 5, 2005

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

First half 2005 earnings (IFRS)

Michelin confirms its operating performance, in contrasted and generally down markets:

- **Net income increase: +5.5%**
- **New progress in price mix: +5.1% achieved against new hike in raw material costs (+ 14 %);**
- **Strong recovery in specialty activities**
- **Stability of operating margin before non-recurring items: 9.2%**

Tire markets were contrasted. They were generally down compared to the exceptionally strong first half 2004. However, the strength of its price mix (+5.1%) and the tight control over SG&A costs enabled Michelin to maintain its operating income before non-recurring items at last year's high level: the Group not only managed to compensate for a -3.6% decline in sales volumes, but also for the escalation in raw material costs that turned out to be more severe than in the first half 2004. Free cash flow is a negative EUR -510 million, due to seasonal factors that were more pronounced than in the past years. It will rebound significantly in the second half.

For the second half 2005, the Group anticipates that raw material costs will continue to increase. Tire markets should be better oriented. Supported by productivity gains and by tight cost control, the Group is confident in its ability to achieve its commercial, industrial and financial targets. In this context, Michelin now anticipates its operating margin before non-recurring items to improve in 2005 compared to 2004.

In Euro million (IFRS)	At June 30, 2005	2005 / 2004 change
Consolidated net sales	7,489.7	+ 0.1 %
At constant exchange rates[1]		+ 1.1 %
Sales volumes[2]		- 3.6 %
Operating income before non-recurring items	687.3	+ 0.7 %
Operating margin before non-recurring items	9.2 %	+ 0.1 point
Operating income	687.3	*+ 0.7 %*
Operating margin	9.2 %	*+ 0.1 point*
Net income	385.9	+5.5%
Net income Group share	**388.6**	+8.9%
Free cash flow[3]	**-509.6**	-434.9

The rules and methods applied to the preparation of the consolidated accounts at June 30, 2005 comply with the International Financial Accounting Reporting Standards (IFRS)

[1] Comparison to consolidated net sales for the first half 2004 at first half 2005 constant scope and exchange rates
[2] Change in tire sales volumes, excluding distribution activities. The percentage does not include maps and guides, digital products, wheels and suspension systems.
[3] Free cash flow = cash flow – change in working capital requirement – total net investments (capital expenditure and financial investments)

Net sales evolution can be attributed to the following factors:

- Negative impact of exchange rates (-1.0 %): this is mainly related to the appreciation of the Euro versus the US dollar (+4.5 %); at constant exchange rates, net sales are up 1.1%;
- Negative volume effect (-3.6 %) largely due to declining European markets, even if a slight pick-up was visible in Q2;
- Positive price-mix (+5.1%), at constant exchange rates. Michelin has continued its policy of increasing prices to compensate for rising raw material costs. Price increases have been implemented across all product lines and geographies, in original equipment as well as in replacement. All have held up, with the exception of certain European markets for Passenger Car / Light Truck where the Group had to face very aggressive competition.
- Slightly negative impact of change in scope (-0.2%).

First half sales reflect sharp contrasts in tire markets

Passenger Car / Light Truck Replacement

- Europe : helped by better conditions in Q2 in a dull macroeconomic climate , the decline in the sell-in **market** was limited to -0.8% compared to H1 2004 which had increased by +6% following advance purchases in France in anticipation of price increases aimed at compensating for the cost of used tire recycling. Product and category mix grew richer with a sustained growth in VZ and 4X4 as always.

  Michelin's sales decline exceeds that of the market, because of the size of the Group's positions in the countries hardest hit by the decline of their market.

  The Group's pricing policy aimed at covering raw material cost increases was affected by the aggressive price campaigns launched locally by certain competitors

- North America: the **market** is up +3.3% year-on-year, without any difference between the sell in and the sell out markets. Long-term trends are unchanged: significant strengthening of the high performance VZ and 4x4 SUV segments.

  Group sales of Michelin and BF Goodrich branded tires grow at a faster pace, while private brands were slowing down: this is one of the direct results of the continuing focused growth strategy. The improvement of the brand mix generated an increase in cash generation per tire. The Group's price increases were well accepted in the market

- Asia: local **markets** performed differently, depending on whether one looks at China which saw a sharp progression, or at Japan which was down. In addition, newcomers to the ASEAN scene are taking advantage of lower custom duties within the region.

  Group sales of Michelin branded tires continue to increase at a very fast pace in China, thus registering market share gains for this brand.

- Passenger Car / Light Truck Original Equipment

  - Europe: compared to H1 04, the drop in the market was limited to -0.9%, reflecting the +1.7 % rebound in Q2, after losing -3.5% in Q1.

    In this context, **Michelin sales** made further progress

- North America: taking into account the decrease of approximately -10% in the SUV segment and the +9.4% improvement in the VZ segment, the **market lost -2.3%** overall.

  To a large extent, the evolution of **Michelin sales,** which are down, reflects that of the market shares of its main customers.

- Truck Replacement
  - Europe: with an -8.2% historic decline versus a +2.8% increase in the first half 2004, the **market** has reached a five-year low, after four consecutive quarters of year-over-year decrease. This is primarily due to the lacklustre, if not even economic environment in recession in some countries.

    Michelin sales were slightly lower than the market.

  - North America: boosted by sustained economic activity, the **market** is up +1.2% versus H1 04. With the supply side for original equipment tires under extreme pressure, it is also supported by purchases by truck manufacturers in Q1.

    Group sales outperform the market in Canada and in Mexico. All in all, they are stable in the US. The continuing success of the « Michelin X-One» tire drives a richer product mix.

  - Asia: in China, the market as a whole (bias and radial technology) keeps a healthy pace. The market radialization remains steady, in particular for entry-level products, where the Michelin brand is not too present.

- Truck Original Equipment
  - Europe: the +10.6% **market** growth can be largely attributed to the high growth of exports at manufacturers.

    The trend in the Group's sales is the reflection of the policy aiming at balancing original equipment and replacement that Michelin implemented several years ago. It leads to increased profits in spite of lower sales volumes. In line with its objective, Michelin remains the leading supplier to European truck manufacturers.

  - North America: **the market** continues to be driven by further truck renewals (both power units and trailers) in a favourable economic environment; and by advance purchases in anticipation of new environmental regulations for CO^2 emissions (EPA), scheduled for 2007, have also helped. This trend is expected to continue until 2007.

    In this context, Michelin slightly outperforms the market.

- Specialty activities

  In the first half, and with the exception of the European market for agricultural tires, all specialty tire segments enjoyed visible growth in their **markets**. Exceptional growth rates are driving earthmover markets, all segments included, as demand outgrows supply. Two wheel markets are expanding rapidly, in particular in North America and in Asia. Markets for aircraft tires take advantage of the sharp rebound in the airline sector.

In this favourable environment, the Group raised its volumes and was able to extract more value from the performance and the technological content of its products. The price increases that have been implemented across all segments have held up well. As a consequence, net **sales** are up, in value as well as in volume terms.

The Group maintains its operating margin before non-recurring items at 9.2%.

Michelin managed to maintain the high level of its operating performance, in spite of sales volumes down -3.6% overall. The key factors explaining this achievement are as follows:

- **Very positive price mix effect** made it possible to fully compensate for the expected rise in raw material costs;
- **Build up of inventories at a higher level than in H1 04**: given the cyclical nature of the tire industry, the Group traditionally builds up inventories in the first half which diminish later in the second half. Because of the markets this year, this trend was more pronounced. This had a positive impact on the operating margin of approximately 0.4 percentage point.
- Additional **productivity gains** and efficient control over SG&A and R&D.

The additional cost incurred by Michelin's decision to reimburse the tickets to the Formula 1 United States Grand Prix in Indianapolis, estimated at EUR 12 million, has been accounted for in the operating income before non-recurring items.

Net income is up +5.5% at EUR 385.9 million

Several factors contributed to this progression of which mainly:

- Higher interest charges driven by the anticipated and partial bond reimbursement;
- Substantial decrease in income tax compared to H1 04. For the full year, the effective tax rate is expected to be close to 35%.

Michelin's financial structure, impacted by seasonal effects more pronounced than a year ago, should significantly improve in the second half 2005.

Evolution of free cash flow

Free cash flow for the first half 2005 is a negative EUR -510 million versus EUR -75 million for H1 04.

This EUR 435 million difference is mainly due to the following elements:

- About half of this amount is related to payments that took place in H1 2005, whereas in 2004, they had been settled in H2 (among others, additional contribution to some pension funds);
- 25% is attributable to the previously mentioned level of inventories which is expected to come back in the second half to the same level as at the end of 2004 (i.e. 19% of net sales);

Taking into account the fact that cash flow is expected to be similar to that of last year, and after the capital expenditure program confirmed at EUR 1.3 billion, the free cash flow will rebound significantly in the second half.

Evolution of financial indebtedness

Net indebtedness increased by EUR 580 million between June 30, 2004 and June 30, 2005.

This evolution is mainly due to:

- Change in free cash flow : EUR – 169 million;
- Dividend distribution : EUR - 215 million;
- Valuation of put option contracts related to minority interest in certain Group subsidiaries, recognized as debt under IFRS: EUR -150 million.

Segment information

Effective since January 1, 2005, Michelin has changed the presentation of its segment information in order to include the distribution activities in the corresponding Passenger Car / Light Truck and Truck segments.

	Net sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	H1 2005			H1 2005		H1 2005	H1 2004
	In EUR m	As a % of total	2005 / 2004	In EUR m	As a % of total		
SR1 (Passenger Car / Light Truck and related distribution activities)	4,063.4	54.3 %	- 0.9 %	389.0	56.6 %	9.6 %	9.7 %
SR2 (Truck and related distribution activities)	2,416.0	32.3 %	+ 0.4 %	205.5	29.9 %	8.5 %	10.8 %
SR3 (Specialty activities)	1,010.3	13.4 %	+ 3.1 %	92.8	13.5 %	9.2 %	2.6 %
Total	**7,489.7**	**100 %**	**+ 0.1 %**	**687.3**	**100 %**	**9.2 %**	**9.1 %**

SR1 (Passenger Car / Light Truck and related distribution activities)

Passenger Car / Light Truck tire markets were very contrasted in H1 05: robust growth in North America and in China, slight decline in Europe. Group net sales are down a modest -0.9% while sales volumes lost -4.9%.

At 9.6%, the operating margin before non-recurring items is stable compared to H1 2004. In spite of lower volumes and of the continuing inflation in raw material costs, the following factors drove this good performance:

- Overall sustained price increases

- Richer product mix and more favorable brand mix, with the Michelin brand recording significant success in North America and in Asia.

SR2 (Truck and related distribution activities)

Market trends differ substantially between Original Equipment, up across the board, and Replacement.

Group net sales are slightly above their H1 04 level: although sales volumes are down -3%, they reflect a continually growing North American market, while European markets for Replacement are significantly down.

At 8.5% of sales, operating margin before non-recurring items is down -2.3 percentage points versus H1 04. It has been primarily affected by an unfavourable sales mix between Original Equipment and Replacement that is the result of:

- Soft European replacement markets;

- Booming demand from North American truck manufacturers.

Group distribution activities in Europe have been hit and the replacement market dipped to an all-time low.

SR3 (Specialty activities)

At 9.2%, the operating margin before non-recurring items of the Specialty activities is up +6.6 percentage points compared to H1 04 at constant scope. All the segment's businesses contributed to this quite substantial improvement in the operating margin. The Wheel business, which was disposed of on May 1, 2005, had a limited impact on this achievement.

In order to extract more value from the products with a high technological content, Specialty tire segment repositioned its prices and had an excellent first half year. In a thriving market rising to historical highs, Earth mover generated increased profits as customers fully recognize the technological value and the competitive advantage of the Group's tires. Affected by supply issues, agricultural tires are down in a stable market. However, their performance is slightly improving as they benefit from a positive evolution of unit prices and from the radialization of the North American markets. As far as the Two wheel segment is concerned, replacement markets are growing fast in Europe as well as in North America; Michelin is increasing its market shares in the motorcycle business. This is the result of the successful launch of new series in the Sport range. Aircraft tires are benefiting from the clear rebound in air traffic on all continents. In this context, Group sales are increasing in value as well as in volume terms. Demand for radial tires is accelerating, allowing for improved valuation of the products by the airline companies.

Maps and Guides have further diversified their products, while making additional progress internally, in spite of depressed tourism markets in Europe. ViaMichelin registers further progression.

Outlook for the second half 2005

For the second half 2005, tire markets should increase compared to their relatively weak level of H2 04. The Group is confirming its full year estimates for the markets in 2005, with the exception of Truck replacement in Europe that should lose 3% year-on-year, compared to the previous forecast of an increase of +1%.

Raw material costs will continue to escalate at the expected rate of approximately 14 % or 15 % for FY 2005, versus an initially anticipated increase of + 13 %. In this context, Michelin reaffirms its policy of increasing prices, in line with the strategy implemented in the recent years.

Michelin now anticipates its operating margin before non-recurring items to improve in 2005 compared to 2004.

Net sales for the third quarter ending September 30, 2005 will be announced on October 24, 2005, at 5:40 pm (Paris time) after the Paris market close.

Contacts

Investor Relations	**Press**
Eric Le Corre: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 77 92 eric.le-corre@fr.michelin.com Christophe Mazel : +33 (0) 4 73 32 24 53 +33 (0) 1 45 66 16 15 christophe.mazel@fr.michelin.com Jacques Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 1 45 66 16 15 jacques-philippe.hollaender@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1.45.66.10.72 + 33 (0) 6.08.86.18.15 fabienne.de-brebisson@fr.michelin.com **Individual shareholders** Anne-Marie Vigier-Perret: + 33 (0) 4 73 98 59 08 anne-marie.vigier-perret@fr.michelin.com

1.

Change in net sales (1st half 2005 compared to 1st half 2004)

Net sales	1st half 2005 (in millions of euros)	Change 1st half 2005 / 2004 (in %)
Group	**7,489.7**	**+ 0.1 %**
SR1	4,063.4	- 0.9 %
SR2	2,416.0	+ 0.4 %
SR3	1,010.3	+ 3.1 %

2. Impact of the various effects on net sales

Variation of net sales compared to 2004	1st half 2005 / 1st half 2004	
	In millions of euros	In % accrued
Total variation	**+ 3.9**	**+ 0.1 %**
Of which Parities	- 77.0	- 1.0 %
Volumes	- 263.5	- 3.6 %
Price / Mix	+ 359.3	+ 5.1 %
Scope	- 14.9	- 0.2 %

3. Evolution of sales volumes by segment (in %, 1st half 2005 / 1st half 2004)

SR1 (in number of tires)	Total sales*	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	**- 4.9 %**				
Europe		--	- 0.8 %	+	- 0.9 %
North America		--	+ 3.3 %	--	- 2.3 %

* Distribution not included

SR2 (in number of tires)	Total sales *	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	**- 3.0 %**				
Europe		-	- 8.2 %	--	+ 10.6 %
North America		++	+ 1.2 %	+	+ 17.4 %

* Distribution not included

CONSOLIDATED INCOME STATEMENT

	From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
Net Sales	**7,490**	**7,486**
Cost of Sales	(-) 5,104	(-) 5,022
Gross Margin	**2,386**	**2,464**
Sales and marketing expenses	(-) 847	(-) 890
Research & development expenses	(-) 289	(-) 305
General & administrative expenses	(-) 510	(-) 514
Other operating income and expenses	(-) 53	(-) 72
Operating income before non-recurring items	**687**	**683**
Non-recurring income and expenses	-	-
Operating income	**687**	**683**
Financial result	(-) 135	(-) 114
Income before tax	**552**	**569**
Taxes	(-) 170	(-) 204
Net income from associated companies	4	1
Net income	**386**	**366**
Of which Group share	389	357
Of which non-controlling shares	(-) 3	9
Basic earnings per share (in EUR)	2.68	2.47
Diluted earnings per share (in EUR)	2.67	2.47

CONSOLIDATED BALANCE SHEET

	To June 30, 2005 (in EUR million)	To December 31, 2004 (in EUR million)
Goodwill	434	301
Other intangible assets	152	154
Intangible assets	6,106	5,726
Long-term financial assets	593	392
Stakes in associated companies	46	51
Deferred Tax assets	1,327	1,304
Non current assets	**8,658**	**7,928**
Inventory	3,350	2,858
Trade receivables	3,210	2,919
Short-term financial assets	190	143
Other short-term financial assets	552	571
Cash flow	437	1,655
Current assets	**7,739**	**8,146**
TOTAL ASSETS	**16,397**	**16,074**
Shareholders' equity	287	287
Equity-related premium	1,843	1,842
Consolidated reserves	1,799	1,348
Non-controlling stakes	22	69
Equity	**3,951**	**3,546**
Long-term debt	2,811	3,054
Benefits	3,271	3,170
Long-term liabilities	751	785
Deferred tax liabilities	66	54
Non-current liabilities	**6,899**	**7,063**
Short-term debt	2,070	1,894
Trade payables	1,534	1,599
Other short-term liabilities	1,943	1,972
Current liabilities	**5,547**	**5,465**
TOTAL LIABILITIES	**16,397**	**16,074**

CONSOLIDATED CASHFLOW STATEMENT

	From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
Net income	**386**	**366**
EBITDA adjustments		
Interest income/charges	135	114
Tax	170	204
Depreciation and impairment of tangible assets	395	407
EBITDA	**1,086**	**1,091**
Other income and charges with no impact on cash flow	(-) 11	3
Change in provisions for risks and charges	(-) 122	(-) 71
Net interest and other financial interest income/expenses	(-) 176	(-) 118
Income tax paid	(-) 117	(-) 104
Change in working capital excluding depreciation	(-) 644	(-) 371
Cash flow from ordinary operations	**16**	**430**
Net investment in tangible and intangible assets	(-) 537	(-) 489
Sale of tangible and intangible assets	35	49
Stakes acquired in consolidated companies, net of cash flow	4	(-) 2
Sale of stakes in consolidated companies, net of cash flow	(-) 4	-
Other equity purchases	(-) 18	(-) 47
Other transfers	1	2
Change in other long-and short-term financial assets	(-) 7	(-) 17
Cash flow from investment operations	**(-) 526**	**(-) 504**
Share capital increases and premiums	-	-
Minority contributions to the capital of associated companies	14	8
Sale of treasury stock	-	4
Dividends paid to the shareholders of the parent company	(-) 179	(-) 133
Dividends paid to minority shareholders of associated companies	(-) 35	(-) 5
Distribution tax and other withholdings	(-) 6	(-) 43
Change in other long-and short-term financial liabilities	(-) 530	(-) 106
Other changes	5	(-) 37
Cash flow from investment operations	**(-) 731**	**(-) 312**
Impact of exchange rate variations	**23**	**18**
Increase/decrease in cash flow	**(-) 1,218**	**(-) 368**
Cash flow to January, 1	**1,655**	**1,755**
Cash flow to June, 30	**437**	**1,387**

Consolidated Earnings Guide

Contents

Contents

MICHELIN A better way forward

Consolidated earnings presentation


Consolidated
earnings
1st half 2005
August 5, 2005
MICHELIN

First half 2005 key figures (IFRS)

Net sales	EUR 7,490m	Change : +0.1% (+1.1% at constant exchange rates)
Operating income before non-recurring items	EUR 687m	+0.6%
Operating margin before non-recurring items	9.2%	up 0.1 point
Net income	EUR 386m	+5.5%
WCR (as % of sales)	33.5%	+1.5 point
Gearing	112%	down from 117% at 06/30/04
Free cash flow	EUR -510m	Vs – EUR 75m H1 04

Consolidated earnings H1 2005: Highlights

- As anticipated,
  - weaker and contrasted H1 tire markets
  - further escalation in raw material costs
- Raw material cost increases fully offset through price increases across the board
- RS1 stable (Passenger Car/ light truck & related distribution)
- Drop in RS2 profits (Truck & related distribution activities)
- Sharp improvement in RS3 (Specialty businesses)
- Higher seasonal inventory build-up combined with earlier seasonal cash out translated into negative free cash flow

MICHELIN


A somewhat more challenging environment than initially anticipated
MICHELIN

MICHELIN
A better way forward

2005 H1 markets were no longer as supportive as in H1 04...

Market change (in %)		H1 04/ H1 03	H1 05/ H1 04	*FY market expectation**
Passenger Car & Light truck	Europe RT	+6.1%	-0.8%	+1%
	N. Am. RT	+5.3%	+3.3%	+0.8%
	Europe OE	+3.3%	-0.9%	=
	N. Am. OE	-0.4%	-2.3%	=
Truck	Europe RT	+2.8%	-8.2%	+1%
	N. Am. RT	+5.2%	+1.2%	+2%
	Europe OE	+11.1%	+10.6%	+6%
	N. Am. OE	+32.6%	+17.4%	+20%

*as published on March 15 and revised April 26, 05

Asian markets still growing, but slower, and with many contrasts



- **China**
  Pass. Car/LT replacement market slowing down
  PCLT OE flat/ H1 04
  Truck market affected by significant capacity increase by local players
- **Japan**
  Pass. Car/ LT replacement markets down
- **Other markets**
  Contrasted


1st half 2005
Truck tire markets showed significant contrasts
...when both North American OE and replacement markets were up.
European truck tire replacement markets dropped sharply...
MICHELIN


1st half 2005
H1 05 European truck tire replacement markets down 8%: an unprecedented decline
European Truck tire replacement market change
(N/N-1, 1998-2005, on a quarterly basis)
20%
15%
10%
5%
0%
-5%
-10%
-15%
T1 1998
T1 1999
T1 2000
T1 2001
T1 2002
T1 2003
T1 2004
T1 2005
Unfavorable comparison
H1 04 = +2.8%; H2 04 = -3.5%; FY 04 = -0.5%
Most markets down
Germany -11%; France -4%, Spain -7%; Italy -5%; UK -6%
Sluggish European economies, West and East
Troubled Eastern European carriers
suffering from lack of return of their significant investment in preparation for their countries joining the EU (esp. Poland)
MICHELIN


North American truck OE, up 17.4%, remains a highly cyclical market
N American Class 8 Net Orders Reaching Prior Peak


However, tire market mix continues to grow richer
North American Replacement
Mass Market
54%
Performance
17%
Light Truck
29%
46%
North American OE
Mass Market
26%
Performance
30%
Light Truck
44%
74%
Promising North American Pass. Car/ Light truck tire market segment enrichment fueled by OE market


1st half 2005
Tire industry remained faced with strong inflationary pressures in H1 05
Raw materials and energy prices continue to go up, but post a contrasted picture: synthetic rubbers up significantly; natural rubber prices actually down average H1 05/ average H1 04
Main raw material market price changes
(average price H1 2005/ average price H1 2004)
-3%
-5%
43%
29%
22%
25%
22%
39%
11%
Natural rubber
Natural rubber
Butadiene Europe
Styrene Europe
Natural Gas
MICHELIN


1st half 2005
Once again, Michelin managed to offset this unfavorable environment
MICHELIN

MICHELIN
A better way forward


1st half 2005
H1 05 Net sales: robust price mix more than offsets lower sales volumes
(IFRS / Eur m)
+5.1%
-3.6%
-1%
-0.2%
+0.1%
+359
-263
-77
-15
7,486
7,490
Δ H1 05 / H1 04
H1 04 Net sales
Price/mix
Volumes
Currencies
Scope
H1 05 Net Sales
MICHELIN


1st half 2005
Lower volumes (1/2)...
Market change H1 05/H1 04
Michelin/ market
Passenger Car & Light truck
Michelin sales -4.9% (units, OE + RT)
Europe RT
-0.8%
++
N. Am. RT
+3.3%
--
Europe OE
-0.9%
+
N. Am. OE
-2.3%
--
Asia RT
↗
=
MICHELIN

MICHELIN
A better way forward

Lower volumes (2/2)...

Truck – Michelin sales +3% (units, OE + RT)		Market change H1 05/H1 04	Michelin/ market
	Europe RT	-8.2%	-
	N. Am. RT	+1.2%	++
	Europe OE	+10.6%	--
	N. Am. OE	+17.4%	+
	S. Am. RT	↗	=

...and strong negative impact from raw materials increase



2001
2002
2003
2004
2005
Change in Michelin raw material purchase cost, en USD
January 2001 - June 2005
+ 51%

H1 2005 Michelin purchase costs
+ EUR 278m, +15% / H1 2004
o.w. raw materials + 14% (excl. FX)

...but additional price mix improvements drove profitability gains

- Further improvement in Michelin's price-mix: +4.7 point, in light of ever-increasing raw materials



-100
15
320
201
356
487
258
324
FY 2002
FY 2003
FY 2004
S1 2005

Additional raw material purchase cost, Group/ n-1 (EUR m)

Price-mix positive impact on Group Op. income (EUR m/ French GAAP for 2002-2004)



-3%
+0.1pt
10.2%
+1.7pt
11.6%
+3.2pt
14%
+4.7pt
FY 2002
FY 2003
FY 2004
S1 2005

Change in Group raw material purchase cost - in euros - , n/n-1 (%)

Price-mix contribution to Operating margin for the period (expressed as margin points)

Michelin implemented a solid price policy across the board

- Confronted with raw material cost escalation, Michelin's policy is to increase prices and pass them on to its customers
- Price were increased in all businesses
  PCLT, Truck, Earthmover, Agro, 2 Wheel, Aircraft
- Throughout the world
  Europe, N. Am., Asia, S. Am.
- In replacement as well as in OE
- Price increases stick
- **However,**
  in some EUR PC/LT RT segments & markets, Michelin had to react to more aggressive behavior by some competitors.



Raw materials
Energy
Transport

Price mix generated an additional € 324 m in Group Op. income

MICHELIN
A better way forward


1st half 2005
Lower volumes and higher external costs impacted gross margin, but efficient cost control paid off
Gross Margin
32,9%
31,9%
H1 05 H1 04
SG&A + R&D
23,8%
22,7%
Lower gross margin despite price increases aimed at offsetting raw materials increase in absolute terms
SG&A down, as a result of Michelin's efficient cost control
MICHELIN


1st half 2005
Sharper than anticipated decline in European markets => higher inventory build up vs H1 04
Cumulated change in Finished goods inventory (tons)
2001
2002
2003
2004
2005
First half = traditional build up in Finished Goods inventory
preparation of Winter tire season (PC/LT)
preparation of August - September Truck tire sales
2005: higher build-up than 2004
because of Truck sales drop in Europe
Impact on Op. R. before NR - +29 M€ = +0.4 pt of margin
MICHELIN

MICHELIN
A better way forward


1st half 2005
H1 op. margin (before non recurring items) maintained at a high level
Op. income H1 04
683 M€ 9.1%
Currencies
-0.1pt (1)
Price-Mix
+4.7pt
Raw mat. & transport
-3.7pt
Volumes
-1.6pt (2)
Others
+0.6 pt (3)
Scope
+0.2 pt (4)
Op. income H1 05
687 M€ 9.2%
(1) Includes currency effect on raw material purchases
(2) o/w inventories +0.4 pt
(3) o/w Indianapolis F1 ticket reimbursement - 0.2 pt
(4) Wheel + misc.
MICHELIN


1st half 2005
Operating margin by reporting segment: strong recovery in RS3
9.7%
9.6%
10.8%
8.5%
2.6%
9.2%
9.1%
9.2%
RS 1
RS 2
RS 3
Group
□ H1 2004 ■ H1 2005
structural improvement
and strong recovery in
specialty tires
sale of Wheels as of May 1
European Truck
replacement market down
8%
despite European shortfall
MICHELIN

MICHELIN
A better way forward


1st half 2005
RS1 (Pass. Car/ LT & allocated distribution): Stable operating margin
North America: further mix enrichment, price increases sticking
Michelin & BFG sales significantly up for 2nd year in a row
Asian sales up: Michelin brand mkt share gains in China
Successful price increases in OE
Unfavorable sales vs market in European replacement
Price competition in some European RT segments
IFRS | EURm | Group % | Δ 2005/2004
Net Sales | 4,063 | 54% | -0.9%
Operating income | 389 | 57% | -1.8%
Operating Margin | 9.6% | | -0.1 pt
Stable operating margin despite raw materials and European shortfall
MICHELIN


1st half 2005
RS2 (Truck & allocated distribution): significantly impacted by historically unprecedented drop in European truck RT mkt
Strong NA performance, both in OE & RT
Michelin X-ONE shows very significant growth
West. Eur. OE targets met; improved profitability
Michelin brand mkt share gains in Eastern Eur. RT
Good perf. in S. America
Unprecedented drop in European RT market
Difficult European economy + transport business
Tire distribution performance suffered from Eur. Mkt drop
IFRS | EURm | Group % | Δ 2005/2004
Net Sales | 2,416 | 32% | +0.4%
Operating income | 205 | 30% | -21.5%
Operating Margin | 8.5% | | -2.3 pt
Strong N.Am. performance unsufficient to offset European RT market drop
MICHELIN

MICHELIN
A better way forward

1st half 2005

RS3 (Specialty businesses): strong recovery marks a clear turnaround

- All businesses improved their profitability
- Further growth in mining markets
- Successful price increases in earthmover, agro, aircraft, OE as well as RT
- Products moving from « commodity » to « high tech » in consumers' mind
- Market share gains in Europe and NA in motorcycle tires, in AG NA
- European Ag. market down
- Strong airline passenger traffic growth => hard to keep up w/ demand

IFRS	EURm	Group %	Δ 2005/ 2004
Net Sales	1,010	14%	+3.1%
Operating income before n.r.	93	14%	+258%
Operating Margin b.n.r.	9.2%		+6.6 pt

H1 05 marks a clear turn-around and puts RS3 ahead of its long term improvement plan

MICHELIN

Page 25 ○ H1 05 Consolidated Earnings ○ August 5, 2005

1st half 2005

H1 2005 Consolidated Income Statement

EURm, IFRS	H1 2005	H1 2004	Δ 2005/2004%
Net Sales	7,490	7,486	+0.1%
Operating income before non recurring items	687	683	+0.6%
% net sales	9.2%	*9.1%*	+0.1 pt
Non-recurring items	0	0	
Operating income	687	683	+0.6%
Net financial income/ expense	-135	-114	+18%
Income tax	-170	-204	-17%
Net income	386	366	+5.5%

MICHELIN

Page 26 ○ H1 05 Consolidated Earnings ○ August 5, 2005

MICHELIN
A better way forward


1st half 2005
Cash flow and free cash flow (1/2)
Cash flow slightly down: € 707 m vs € 775 m at June 30, 04
Operating cash flow: € 16 m vs € 430 m at June 30, 04
430
16
Op. cash flow H1 04
Op. cash flow H1 05
Change
Earlier seasonal cash outs, o.w. add. contribution to UK pension funds
Other changes in WCR
Additional inventory build-up
MICHELIN


1st half 2005
Cash flow and free cash flow (2/2)
16
-24
-502
-510
June 30, 05 IFRS
430
-64
-75
-440
June 30, 04 IFRS
Operating cash flow (€ m)
Net Capex (€ m)
Net financial investments (€ m)
Free cash flow (€ m)
Capex in line w/ Group's planned 1.3+ bn for '05
FY 05 Op. cash flow should be in line w/ FY 04
H1 05 seasonal factors will correct themselves = significant positive impact on H2 05 free cash flow
MICHELIN

MICHELIN
A better way forward


1st half 2005
H1 05 net debt is up, mainly because of negative FCF and currency impact
3 475
3 267
3 838
4 418
Debt at Jan. 1
Debt at June 30
2004
2005
15
274
202
510
206
75
Jan-June '04
Jan-June '05
Scope & others
FX impact
Put option contracts related to minority interests
Dividends & distributions
Free cash flow
MICHELIN


1st half 2005
Gearing fairly stable, after significant net debt increase,
Gearing
is 112%, vs 117% at June 30, 04 (IFRS)
Stockholder's equity up because of:
- Net income
- FX impact
- Revaluation of « holdings available for sale » (mainly PSA shares)
3 838
3 295
4 418
3 951
06/30/2004 IFRS
06/30/2005 IFRS
Net debt (€ m)
Stockholders' equity (€ m)
MICHELIN


1st half 2005
Michelin anticipates to end 2005 better than 2004, despite still challenging environment
MICHELIN


1st half 2005
Tire markets should remain challenging in the second half
Western European Truck tire replacement market full year forecast revised down, from +1% to -3%

FY expected change in %	W. Eur		Est. Eur		North Am.		South Am.		Asia	
PC/LT	OE	=	OE	NA	OE	=	OE	NA	OE	+5%
	RT	+1%	RT	+5.6%	RT	0.8%	RT	2.4%	RT	+2%
Truck	OE	+6%	OE	+3%	OE	+20%	OE	+15%	OE	NA
	RT	-3%	RT	+3.5%	RT	+2%	RT	+5-6%	RT	NA

(As published March 15, revised April 26)
MICHELIN

MICHELIN
A better way forward

Raw materials will increase further in the second half 05

- H2 05 raw materials should be up 7% vs H1 05 (H2 04/ H1 04 was + 8%)
- Y-o-Y, Michelin raw material purchasing bill should increase EUR 400- 450 million, i.e. +14-15% (at constant exchange rates)
- Slightly more than Group's +13% FY assumption as indicated on March 15
- USD strengthening vs EUR could take its toll on the raw material purchase bill


2004
2005

MICHELIN

Michelin's working assumptions for the second half

- Challenging markets, although the basis of comparison should turn favorable in H2
- Raw materials will remain expensive
- Michelin will continue to implement its policy of increasing prices, as it has been doing for the past years

- CAPEX should stand at €1.3+ bn for the full year 2005
- Free cash flow will correct itself in a positive and significant manner in H2, when compared to its level at June 30

MICHELIN

MICHELIN A better way forward


1st half 2005
2005
Michelin anticipates its Operating margin before non recurring items to improve in 2005 compared to 2004
MICHELIN


1st half 2005
Thank you for your attention!
MICHELIN

Comments on the Consolidated Financial Statements

	1 st half 2005	1 st half 2004
Net Sales	7,490	7,486
Cost of Goods Sold	(5,104)	(5,022)
GROSS MARGIN	**2,386**	**2,464**
Sales and Marketing Expenses	(847)	(891)
Research and Development Expenses	(289)	(305)
Administrative Expenses	(510)	(515)
Other Operating Expenses	(53)	(72)
OPERATING INCOME BEFORE NON RECURRING ITEMS	**687**	**683**
Non recurring income and expense	0	0
OPERATING INCOME	**687**	**683**
FINANCIAL EXPENSE AND INCOME	(135)	(114)
NET INCOME BEFORE TAX	**552**	**569**
Income Tax	(170)	(204)
RESULT FROM ASSOCIATED COMPANIES	4	1
NET INCOME	**386**	**366**
Net income before minority interests	389	357
Minotity interests	(3)	9
Basic earnings per share (in euros)	2.68	2.47
Diluted earnings per share (in euros)	2.67	2.47

2005 First-Half Tire Markets

The world tire market total is worth 80 billion dollars annually*. Geographically balanced between Europe, North America and Asia, the tire industry is less cyclical than the automotive industry for it is first and foremost a replacement market: 71% volume-wise and 75% value-wise.

(* Source: Tire Business August 2004.)

World tire market in tons


Japan 8,8 %
Africa Middle East 7,3 %
Asia 21 %
Europe 28,2 %
South America 6,4 %
North America 27,9 %

Source: LMC 2004 and Michelin estimates

World tire market by manufacturer


Michelin 20,10 %
Regional players 25,80%
Bridgestone 18,40%
Local Players 18,80 %
Goodyear 16,90%

Source: Tire Business August 2004

World tire market breakdown by type of product in value (euros)


Truck 28,7 %
Passenger car & light truck 56,5 %
Earthmover 6,9 %
Agriculture 3,6 %
2 wheels 3,7 %
Aircraft 0,6 %

Source: Michelin estimates

A more detailed description of tire markets and Michelin's competitive positioning can be found in Michelin's Fact Book 2005 which can be downloaded from our website.
www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=48&lang=EN

Tire markets post solid long-term growth prospects. On an historical basis they are on a 2%-3% annual growth trend. The world vehicle fleet is expected to double size by 2030: from today's 800 million vehicles to 1.6 billion vehicles. Over the same period of time, the average car mileage should increase by 80% and road freight triple.

2005 First-Half Markets showed significant contrast between Europe and North America

World tire markets grew moderately, although they were significantly contrasted throughout the year-half and between regions: sluggish or significantly down in the case of Truck tire replacement markets in Europe, contrasted with healthy growing markets in North America. With the exception of China which posted double digit growth, emerging markets in Asia, South America and Eastern Europe experienced single-digit growth, a slowdown when compared with past growth rates.


250
200
150
100
50
Europe RT
Europe OE
North America RT
North America OE
2002
2003
2004
2005

Passenger Car / Light Truck tires (in million of units)


15
10
5
0
Europe RT
Europe OE
North America RT
North America OE

Truck tires (in million of units)

Replacement Markets

First-half 2005 replacement markets posted significantly different patterns between Europe, where they were actually down, and North America, which continued to benefit from a favorable environment.

(1) European Union
(2) USA + Canada + Mexico
(3) West only

Replacement Markets	Q1 2005/ Q1 2004	Q2 2005/ Q2 2004	H1 2005 H1 2004
PCLT Europe (1)	(2.7%)	+1.1%	(0.8%)
PCLT North America (2)	+2.1%	+4.5%	+3.3%
Truck Europe (3)	(9.8%)	(6.6%)	(8.2%)
Truck North America	+5.9%	(2.3%)	+1.2%

Passenger car and light truck (PCLT)

(1) European Union
(2) USA + Canada + Mexico
(Change n/n-1; volume figures)

Pass.Car/Light Truck	Q1 05 Replacement Market	Q2 05 Replacement Market	H1 05 Replacement Market
Europe (1)	(2.7%)	+1.1%	(0.8%)
North America (2)	+2.1%	+4.5%	+3.3%
Other Regions	↗	↗	↗


Maîtrisez
la route
km après km

In **Western and Eastern Europe**, the decline in Passenger Car/Light Truck replacement sell-in markets was down to -0.8% versus first-half 2004 levels.The main reason for this slowdown was the exceptional nature of the basis of comparison. The introduction in France on March 1st, 2004 of a price increase to cover the cost of recycling end-of-life tires had triggered significant advance purchasing which translated into a +6.1% growth in the first half of 2004. Market growth was contrasted geographically. The UK market was significantly down (-3.3%) as was the French market (-2.8%). Conversely, Nordic countries posted 4.4% growth. The market's product and mix categories further improved with strong growth in the VZ (5.9%) and 4X4 (+10.2%) segments. The mass market segment dropped -6.3% while the performance segment was flat at -0.6%.

Eastern European markets posted a 3.3% growth, including +21.9% in high performance and +41% in SUV. The mass-market, which still represented 45% of the total market, was flat (+0.8%).

The sell-out market was down -2% compared to the first half of 2004.

In **North America**, replacement markets benefited indirectly from overall NAFTA growth in the 1st half, posting 3.3% growth compared to the first half of 2004. The North American sell-in market was well orientated in the first half, boosted by new products. Market qualitative growth was also recorded with Performance H +6.2%, Performance VZ +13% and SUV Recreational up + 7.7%. Top-of-the-range flag brands benefited from strong growth in the first half. Entry level tires were down -2.2% and private and associate brands only slightly up.

The sell-out market was weaker especially in May and June and Michelin expects the North American sell-in market to slow down in the second half.

In Asia,

the Chinese replacement market remained bullish with double-digit growth. The mix of the market improved in the 1st half.

In Thaïland, customs tariffs were significantly reduced with introduction of the Asean Free Trade Agreement, leading to markets opening up to other players.

In Japan, the market was flat compared to the same period of last year. The second half will very much depend on the winter tire season which is a key segment there.

Truck

Truck	Q1 05 Replacement Market	Q2 05 Replacement Market	H1 05 Replacement Market
Europe (1)	(9.8%)	(6.6%)	(8.2%)
North America (2)	+5.9%	(2.3%)	+1.2%
Other Regions	↗	↗	↗

(1) European Union
(2) USA + Canada + Mexico
(Change n/n-1; volume figures)

In Europe, truck replacement markets in Western Europe dropped -8.2% in the 1st half 05 compared to the first half 2004, reflecting both an unfavorable basis of comparison and a difficult economic environment. This quarter recorded the fourth consecutive drop in the markets, with the lowest sales volume of the last five years. This is true in most countries. Germany was down -11.3%, the United Kingdom -6.9%, the Netherlands recording the largest drop with -13%. This is due to the region's dull economies and to their consequences for transportation companies, which are, morevoer, hit by a significant increase in fuel prices. In Spain and France, for example, average mileage and repair activities have declined since the end of 2004.

Central European markets were down sharply (-20% in Poland and -18% in Romania). Appreciation of the local currencies (7% to 15% respectively) versus the euro, clearly affected the competitive edge of the local transportation companies, which had to invest heavily prior to entry into the European Union.The market in the ex-CIS* countries on the other hand, posted strong +15% growth.

* Community of Independent States

European replacement market evolution
in million of units


9,7
9,6
9,5
9,4
9,3
9,2
9,1
9,0
8,9
8,8
8,7
2000
2001
2002
2003
2004
2005


heynen transport

Data Europool on a 12-month basis

In the first-half of 2005, the European Truck tire replacement market recorded the strongest decline since 1998.

European Truck tire replacement market change (N/N-1, 1998-2005, on a quarterly basis)


20%
15%
10%
5%
0%
-5%
-10%
-15%
T1 1998
T1 1999
T1 2000
T1 2001
T1 2002
T1 2003
T1 2004
T1 2005

In the US, sustained high demand for power units and trailers impacted the replacement market, as OEM's turned to it to equip their products. Half-on-half, the market was up only 1.2%. Part of that growth came from significant purchases by OEMs in the replacement market in the first quarter 2005 when faced with supply shortages in OE tires. Excluding the impact of the above, the replacement market was actually flat H1 05/H1 04. On a 12-month basis, the retread market was down -0.5%.

In Canada, the bullish market of raw materials and commodities positively impacted the economy, boosting the replacement market.

Mexico posted significant replacement market growth.

North American replacement truck market evolution
in million of units


20,0
19,0
18,0
17,0
16,0
15,0
14,0
13,0
12,0
1998
1999
2000
2001
2002
2003
2004
2005

Source : North American pool on a 12-month basis

Emerging markets

In China, which accounted for almost 25% of the world's truck tire replacement market, the total replacement market (bias + radial) continued to grow at a fast pace. The radial replacement market enjoyed stronger growth than the global market, which is now more than 20% radialized.

Brazil experienced an economic slowdown, revising its growth forecasts for 2005 to below 3%. Diesel consumption dropped 2.6% over the same period in 2004. The tire replacement market was hit.

Truck replacement market evolution in Brazil
in million of units


4,7
4,6
4,5
4,4
4,3
4,2
4,1
4,0
3,9
3,8
3,7
1999
2000
2001
2002
2003
2004
2005

Source : Michelin estimates on a 12-month basis



Original equipment tire markets

Passenger car and Light truck

Pass.Car/Light Truck	OE Market Q1 05	OE Market Q2 05	OE Market H1 05
Europe	(3.5%)	+1.7%	(0.9%)
North America	(3.5%)	+1.1%	(2.3%)

Passenger Car/ Light Truck OE tire markets remained sluggish in Europe and North America reflecting the difficulties of the automotive industry.

From a qualitative point of view, OE markets in North America experienced a drop of the recreational and commercial SUV segment (-6.8% and -15.9% respectively). Big SUV sales dropped following the increase in gas prices.

On the other hand, the high performance (VZ) segment posted a +9.4% growth.



Truck

Truck	OE Market Q1 05	OE Market Q2 05	OE Market H1 05
Europe	+13.5%	+8.1%	+10.6%
North America	+19.3%	+15.5%	+17.4%

Europe:

By the end of June 2005, the power units market was up +10.6% compared to H1 2004. Half of the growth was due to exports especially to Africa and the Middle East. Eastern European countries enjoyed quite a strong growth of the truck fleets as a lot of truck companies invested heavily to renew their fleets.

In Europe, truck registrations were up +4.4%.

By the end of June 2005, the trailer market decreased -10% compared to 2004 and transportation companies adjusted their investment plans in favour of power units at the expense of trailers, thus impacting production among the large OEMs.

The annual trend for the trailer market, therefore, was down -4%.

European Truck OE market change
in million of units


4,0
3,8
3,6
3,4
3,2
3,0
2,8
2,6
2,4
2,2
2,0
1998
1999
2000
2001
2002
2003
2004
2005

Source : Europool on a 12-month basis

The North American OE market posted a 17.4% growth over the first half 2005 compared to H1 04. This came after a 35.1% annual growth in 2004. However volume-wise, the market remained below the historical peak of 2000. Power unit early buying, prior to the introduction of new 2007 EPA environmental standards, and booming trailer sales, were the main drivers of first half strong growth.

North America OE Truck Market Change
in million of units


8,5
8,0
7,5
7,0
6,5
6,0
5,5
5,0
4,5
4,0
3,5
1998
1999
2000
2001
2002
2003
2004
2005

Source : North American pool on a 12-month basis

N American Class 8 Net Orders Reaching Prior Peak



Source: ACT Research, Morgan Stanley Research

In **Brazil**, like in Europe the power unit market posted strong growth mainly boosted by exports to Africa and the Middle East. Conversely, the OE trailer market was down following a bad soja bean campaign.

In Asia

The Chinese Truck fleet increased rapidly due to new regulations impacting vehicles and road transportation operations.

Outlook for the second half of 2005

As it expects tire markets to continue to show great disparities in the second half, the Group is confirming its full-year estimates for the markets in 2005, with the exception of Truck replacement in Europe that is expected to be down -3%, as opposed to the previous forecast of +1%.

FY expected change in %		W.Eur		Est. Eur		North Am.		South Am.		Asia
PC/LT	OE	=	OE	NA	OE	=	OE	NA	OE	+5.0%
	RT	+1.0%	RT	+5.6%	RT	+0.8%	RT	+2.4%	RT	+2.0%
Truck	OE	+6.0%	OE	+3.0%	OE	+14.0%	OE	+15.0%	OE	NA
	RT	(3.0%)	RT	+3.5%	RT	+1.0%	RT	+5-6%	RT	NA

Michelin net sales

In EUR million	H1 2005	H1 2004	% Variation
Consolidated net sales	**7,490**	**7,486**	**+0.1%**
Excluding exchange rates		7,409	+1.1%

Consolidated net sales for the 6-month period to June 30, 2005 totalled EUR 7,490 million, up 0.1% on the previous year. At constant exchange rates, net sales were up 1.1%.

Analysis of impact on sales


Q1 2005 (%)
Q2 2005 (%)
H1 2005 (%)
-0,2
0,3
0,1
-1,2
-0,8
-1,0
-3,9
-3,3
-3,6
5,1
5,0
5,1
0,0
-0,4
0,2
Total
Currencies
Volume
Price/Mix
Scope

This can be explained by :

- -1% negative impact of exchange rates. This was chiefly due to further euro appreciation, especially versus the US dollar (+4.5%).
- -3.6% negative volume impact mainly due to the European Truck and Passenger Car/Light Truck replacement markets, down respectively -8.2% and -0.8%. (European net sales accounted for more than half of Michelin sales).
- +5.1% positive price/mix effect at constant exchange rates. The strong price/mix achieved in the 1st quarter continued in the 2nd quarter. The bulk of this price/mix effect was linked to price increases passed since the beginning of the year.
- -0.2% negative impact of scope of consolidation which is a combination of 2 opposite effects:

- A positive effect resulting from the full consolidation of TIGAR (in Serbia). In January, the Group concluded an agreement with the other shareholders of Tigar MH aimed at increasing its stake in this company. The transaction led the Group to change its consolidation method without generating significant goodwill and this company is now treated as a subsidiary and no longer as an associated company.

- Conversely, a negative effect due to the sale of the Wheel operations to the German company MEFRO. Wheel companies were consolidated on a 4-month basis in 2005, compared to 6 months in the seconf half of 2004.

The quarter/quarter change in net sales is as follows:

Quarter on Quarter Changes

In EUR million versus 2004	Δ H1 2005/ H1 2004 (in M€)	Δ H1 2005/ H1 2004 (in %)	Δ Q1 2005/ Q1 2004 (in M€)	Δ Q1 2005/ Q1 2004 (in %)	Δ Q2 2005/ Q2 2004 (in M€)	Δ Q2 2005/ Q2 2004 (in %)
Total change	**+4**	**+0.1%**	**(8)**	**(0.2%)**	**+12**	**+0.3%**
Currencies	(77)	(1.0%)	(44)	(1.2%)	(33)	(0.8%)
Sales volumes	(263)	(3.6%)	(140)	(3.9%)	(123)	(3.3%)
Price/Mix	+359	+5.1%	+177	+5.1%	+182	+5.1%
Change in Scope	(15)	(0.2%)	+0	0.0%	(15)	(0.4%)

Changes in Sales by Business Segment

By reporting segment, Michelin's sales volumes showed the following trends:

	H1 2005 (in M€)	Δ *Q1 2005/ 2004*	Q1 2005 (in M€)	Δ *Q1 2005/ 2004*	Q2 2005 (in M€)	Δ *H2 2005/ 2004*
Group	**7,490**	**+0.1%**	**3,610**	**(0.2%)**	**3,880**	**+0.3%**
RS1	4,063	(0.9%)	1,947	(2.9%)	2,116	+1.1%
RS2	2,416	+0.4%	1,167	+2.6%	1,249	(1.7%)
RS3	1,010	+3.1%	496	+4.4%	514	+1.8%

Reporting segment 1 (RS1): Passenger car / Light truck tires and related distribution operations.
Reporting segment 2 (RS2): Truck tires and related distribution operations.
Reporting segment 3 (RS3): Specialty tires, Maps and guides, ViaMichelin and Michelin Lifestyle.

Reporting Segment 1 (RS1) Net Sales Analysis

In accordance with the Group's new reporting effective January 1, 2005, RS1 net sales included sales of passenger Car/Light Truck tires and related distribution activities.



The table below compares markets and Group tire sales (in volume) changes in the 1st half 2005 vs 1st half 2004. These comparisons are based on sell-in markets and therefore do not include sell-out activity of Company-owned distribution networks.

RS1 (in units sold)	Total	Replacement Market Unit Sales	Replacement Market	Original Equipment Unit Sales	Original Equipment Market
Total	(4.9%)		N/A		N/A
Europe		--	(0.8%)	+	(0.9%)
North America		--	+3.3%	--	(2.3%)

Change in sales reporting policy
In light of the competitive environment, Michelin adopted on January 1st 2004 a new presentation for its sales reporting. The Group believes that it is in the best interest of its shareholders to be consistent with industry-wide reporting standards. Accordingly, Group sales variations compared to the market are expressed in qualitative terms as follows:

Assumption of Michelin's sales volumes performance versus market	New presentation	
D > 2.5%	++	Market share gain
0.5%< D <2.5%	+	
- 0.5%< D <0.5%	=	In line with market
- 2.5%< D <-0.5%	–	Market share loss
D <-2.5%	--	

Reporting Segment 1 (RS1) 1st-half net sales were affected by the three following factors:

- Lackluster Original Equipment market in both Europe and North America and a weak Replacement market in Europe.
- Geographic breakdown of our European sales in Replacement.
- Aggressive pricing policy of some competitors in Europe contrasting with Group price increases.

In Europe,

In European Passenger Car/Light Truck *Replacement* markets slightly down (-0.8%) H1 05/H1 04, Group Replacement sales underperformed. This was due to the geographic breakdown of Michelin sales in Europe, where traditionally the Group is overweight in Western European countries and underweight in Eastern Europe. Central and Eastern European countries were the markets posting the strongest growth (Poland: +3.2%, Russia: +3.3%, Central Europe: +4.8%). On the contrary, Western European countries posted negative growth (France:-2.8%, Germany:-1.9%, Italy: -2.8%, UK:-3.1%).

Price increases passed on January 1st held up in Europe. However, some competitors elected to lower prices in some markets/segments to take advantage of Michelin's price increases. Consequently, Group sales volumes were impacted negatively in some countries.

In *Original Equipment*, Michelin sales slightly outperformed the downward market trend. Group average selling prices were up.

Euromaster's Passenger Car tire distribution operations were down in the 1st Half, reflecting the difficult sell-out market conditions in Europe.

In North America,

The drop in Group replacement sales in the 1st half was concentrated on private and associate brands. On the contrary, the Michelin and BF Goodrich-branded high performance and VZ sales performed extremely well.

In Original Equipment, Michelin sales trends reflected that of its main customers' market shares.

In Asia,

The Michelin brand gained market shares in the Passenger Car/Light Truck Replacement market in China.

In Original Equipment, Michelin and Warrior brand sales improved slightly.

Reporting Segment 2 (RS2) Net Sales Analysis

In accordance with the Group's new reporting effective January 1, 2005 RS2 net sales include sales of truck tires and related distribution activities.

The table below compares market and Group tire sales (in volume) changes in the 1st Half 2005 vs 1st Half 2004. These comparisons are based on sell-in markets and therefore do not include sell-out activity of Company-owned distribution networks.

Sales volumes at the end of June, 2005 were down -3%, mainly affected by a European Replacement market down an unprecedented -8.2%.



RS2 (in units sold)	Total	Replacement Market Unit Sales	Replacement Market	Original Equipment Unit Sales	Original Equipment Market
Total	(3.0%)	N/A	N/A	N/A	N/A
Europe		-	(8.2%)	--	+10.6%
North America		++	+1.2%	+	+17.4%

Change in sales reporting policy
In light of the competitive environment, Michelin adopted on January 1st 2004 a new presentation for its sales reporting. The Group believes that it is in the best interest of its shareholders to be consistent with industry-wide reporting standards. Accordingly, Group sales variations compared to the market are expressed in qualitative terms as follows:

Assumption of Michelin's sales volumes performance versus market	New presentation	
D > 2.5%	++	Market share gain
0.5%< D <2.5%	+	Market share gain
- 0.5%< D <0.5%	=	In line with market
- 2.5%< D <-0.5%	-	Market share loss
D <-2.5%	--	Market share loss

In Europe,

The 1st half 2005 *replacement* market was down an unprecedented -8.2% versus H1 2004. Q2 2005 was actually the 4th consecutive quarter showing a downward trend. Michelin Truck replacement sales were consequently impacted by this significant drop which is not only the consequence of an unfavourable comparison basis but also reflects europe economic difficulties.

Price increases were introduced between December 2004 and January 2005 in all European countries including France. Prices increased, resultig in higher Group average selling prices in the 1st Half. Concerning European truck tire Company-owned distribution activities, Euromaster net sales suffered from the sell-out market's poor results.

In Eastern Europe, sales showed good growth, translating into market share gains for the Michelin brand.

In *Original Equipment*, Michelin moved further towards a more balanced OE/RT mix. It got closer to its target which translated into improved profitability of its European truck OE

business on a stand alone basis. In line with its objectives, Michelin remained the leading supplier to European truck manufacturers.

In North America,

Group *replacement* sales volumes were up in a market which was basically flat, if one excludes the positive impact of truck OEM purchases in Q1 (driven by difficulties in OE tire supply). Michelin gained further market shares in Canada and Mexico and remained stable in the US. The continuing success of the Michelin X-One tire drove a richer product mix.

Retread performance was good in the US, despite weak markets. The Group launched a widespread new user incentive program in the US, Mexico and Canada

In *Original Equipment*, Michelin's net sales were slightly ahead of the market.

In Asia,

In a growing Replacement market, radialization fuelled Michelin brand sales in China. Michelin became the first supplier of Beijing buses for radial tires.

Reporting Segment 3 (RS3) Net Sales Analysis

In accordance with the Group's new reporting effective January 1, 2005 RS3 net sales include sales of Specialty tires (Earthmover, Agricultural, 2-Wheel and Aircraft), Maps and Guides, Via Michelin and Wheels (until end April 2005) and Michelin LifeStyle. The Wheel activity was deconsolidated as of May 1, 2005 after it was sold to the German company MEFRO.

Net sales of RS3 rose +3.1% to EUR 1,010 m compared to EUR 980 m in H1 2004. This growth was mainly fuelled by further growth in Earthmover tire sales.



Earthmover: sales grew sharply. The price mix improved further and this trend is expected to continue in the 2nd half of this year. However, production capacity remained constrained both at Michelin and Industrywide.



Agricultural tires: in North America, registrations of new tractors were up whereas in Europe, the OE market was flat compared to the 1st half 2004 market. In OE, as well as in Replacement, Michelin Group sales were restrained by production capacity.

The price mix continued to improve in the 1st half 2005, boosted by market radialization in North America. New price increases were passed in North America as well as in Europe on July 1st for both Replacement and OE tires.



Two Wheel: the Replacement motorcycle market was up +15% in North America and flat in Europe. Michelin continued to take advantage of the very significant commercial success of its Pilot Power and Power race ranges. Consequently, it gained further market shares in the Michelin sport segment both in Europe and North America.

Aircraft: sales rose thanks to both volume and price increases. Commercial airline trafic grew more than 5% in Europe and North America. Asia also fuelled growth with accelerated travelling and low-cost airline activity. Military aircraft sales did well and Michelin's US Navy supply contract was renewed.



The Wheel activity transferred to the German MEFRO was excluded from the scope of consolidation as of May 1st, 2005. However, it is worth noting that it improved slightly in the four months during which it was still consolidated.

Via Michelin

The continued growth of the personal navigation market and launch of a new version of ViaMichelin's Navigation software at the beginning of the second quarter boosted ViaMichelin sales.

On July 1, ViaMichelin also acquired Kirrio, which had been its exclusive distributor for one year. This operation will enable ViaMichelin to propose a complete offering including personal navigation software and hardware.

The ViaMichelin website dedicated to travel services, moreover, confirmed its leadership position in Europe. This also boosted advertising income and the online shop's business.

Finally, Business to Business operations continued to grow in all countries.

Travel Publications

In a still lack-luster economic and travel environment, especially in France, the Travel Publications segment managed to maintain its level of sales activity thanks to the introduction of new products, both in maps and guides.



Main currency changes

May and June were characterized by the appreciation of the US Dollar, Canadian Dollar and Brazilian Real vs. the Euro. The average USD/EUR exchange rate still showed a depreciation of the USD vs. EUR over the 1st Half 2005 compared to H1 2004.

Currency /€	Average exchange rate 1 st half 2005	Average exchange rate 1 st half 2004	Change (currency /€)
EURO/USD	1.28598	1.22809	+4.7%
EURO/CAD	1.58803	1.64247	(3.3%)
EURO/MXN	14.24907	13.73626	+3.7%
EURO/BRR	3.31510	3.64365	(9.0%)
EURO/GBP	0.68608	0.67380	+1.8%
EURO/JPY	136.23978	133.15579	+2.3%
EURO/THB	50.58169	48.78049	+3.7%

Sales by region

	H1 2005 (in € m)	Δ H1 2005/ 2004	Q1 2005 (in € m)	Q2 2005 (in € m)
Group	7,489.7	+0.1%	3,610.5	3,879.2
Europe	3,853.6	(3.5%)	1,892.0	1,961.6
North America	2,510.3	+1.9%	1,155.8	1,354.6
Other	1,125.7	+9.6%	562.7	563.0

	H1 2005 (in € m)	% of Total	H1 2004 (in € m)	% of Total
Group	7,489.7	+100.0%	7,485.8	+100.0%
Europe	3,853.6	+51.5%	3,994.7	+53.4%
North America	2,510.3	+33.5%	2,464.2	+32.9%
Other	1,125.7	+15.0%	1,026.8	+13.7%

Europe accounted for 51% of net sales in H1 2005 compared to 53% in H1 2004, North America 34% versus 33%, the rest of the World 15% versus 14% in H1 2004.These minor changes mainly reflected the above-mentioned currency fluctuations.

Breakdown of sales at June 30, 2005


Other
15%
North
Americal
34%
Europe
51%

Breakdown of sales at June 30, 2004


Other
14%
North
Americal
33%
Europe
53%

MICHELIN A better way forward

Profit and loss

Profit and loss by function

Under IFRS, Michelin Group's P&L is presented differently from French GAAP. It is now presented by function. However, in order to maintain an adequate level of information for investors, Michelin has elected to continue and provide information on some of the components of the P&L by nature (see Operating Income by nature).

Gross Margin

(in EUR million)	30.06.2005	30.06.2004	Variation
Gross Margin	2,386	2,464	(3.2%)
Excluding currency effects	2,386	2,471	(3.4%)

Gross Margin was down EUR -78 m at EUR 2,386 m in H1 2005 compared to EUR 2,464 m in H1 2004. The main cause of this decline is the volume slowdown. However, price mix improvement more than compensated the rise in raw materials and other external costs.

The Group Gross Margin accounted 31.9% of net sales compared to 32.9% in H1 2004.

Group Gross Margin in percentage of net sales


34,0%
33,0%
32,0%
31,0%
30,0%
33,8%
31,7%
2004
2005
32,1%
32,0%
32,9%
31,9%
Q1
Q2
H1

MICHELIN A better way forward

From Gross Margin to Operating Income (in € million)


60
40
20
0
-20
-40
-60
-80
-100
44
15
24
5
-78
Gross Margin
Sales & Marketing
Research & Development
General Administration
Total

The Gross Margin drop of EUR78 m was more than offset by the EUR83m improvement (i.e. reduction) in SG&A and R&D compared to the 1st Half 2004.

Sales and Marketing expenses

(in EUR million)	1 st half 2005	1 st half 2004	Change
Sales and Marketing Expenses	847	891	(4.9%)
Excluding currency effects	847	882	(4.0%)

Sales and Marketing costs were down at EUR 847 m compared to EUR 891 m at current exchange rates (4.9%). They were down (4%) at constant exchange rates. As a percentage of sales, they declined from 11.9 % to 11.3%. On the back of tight cost control over sales & marketing costs, the Group was able to post a EUR 44 million savings.

Research and development expenses

(in EUR million)	1 st half 2005	1 st half 2004	Change
Research and Development Expenses	290	305	(4.9%)
Excluding currency effects	290	302	(3.9%)

Research and development costs were down at EUR 290 m compared to EUR 305 m at current exchange rates (4.9%). They were down (3.9%) at constant exchange rates. As a percentage of sales, they are down from 4.1 % to 3.9%.

Michelin continued to have one of the highest levels of R&D spendings in the tire industry.

General administrative expenses

(in EUR million)	1 st half 2005	1 st half 2004	Change
General Administrative Expenses	510	515	(1.0%)
Excluding currency effects	510	512	(0.5%)

General administrative expenses were down at EUR 510 m compared to EUR 515 m at current exchange rates (1.0%). They were down (-0.5%) at constant exchange rates. As a percentage of sales, they declined from 6.9 % to 6.8%.

Other Operating Expenses

(in EUR million)	1 st half 2005	1 st half 2004	Change
Other Operating Expenses	53	72	(26.0%)
Excluding currency effects	53	72	(26.5%)

Other Operating Expenses were down at EUR 53 m compared to EUR 72 m at current exchange rates (26%). They were down (-26.5%) at constant exchange rates. As a percentage of sales, they were down from 1% to 0.7%.

Other operating expenses included:
- Reimbursement of F1 Indianapolis tickets * EUR12 m
- Other EUR 41 m

* Further to the Indianapolis Formula 1 Grand prix of June 2005, Michelin decided to refund the tickets that had been purchased by spectators.

Operating Income Before Non Recurring Items

(in EUR million)	30.06.2005	30.06.2004	Change
Operating Income Before Non Recurring Items	687	683	+0.7%
Excluding currency effects	687	685	+0.3%

The Group maintained its operating margin before non-recurring items at 9.2%.

Michelin managed to maintain its high level of operating performance, in spite of sales volumes down -3.6% overall. The key factors explaining this achievement were as follows:

- **The very positive price mix effect** fully offset the rise in raw material costs;
- **Inventories higher than in H1 04**: given the cyclicality of the tire industry, the Group traditionally builds up inventories in the first-half, ahead of heavy selling in the second half. As a result of market conditions this year, this trend was more pronounced. This had an approximately 0.4 percentage point positive impact on operating margin.
- **Additional productivity gains** and efficient control over SG&A and R&D.

Outlook for 2005

For the second half 2005, tire markets should increase compared to their relatively weak level of H2 04. The Group is confirming its full year estimates for the markets in 2005, with the exception of Truck replacement in Europe that should not improve and thus lose 2% year-on-year, compared to the previous forecast of an increase of +1%.

Massive escalation in raw material costs will continue at an expected trend of approximately 14 % or 15 % for FY 2005, versus and initially anticipated increase of +13%.

Supported by productivity gains and tight cost control, the Group is confident in its ability to achieve its commercial, industrial and financial targets.

In this context, Michelin now anticipates an improvement in its operating margin before non-recurring items compared to 2004.

Operating income by business segment

Effective January, 1 2005, Michelin improved its segment reporting.

Reporting segment 1 (RS1): Passenger car / Light truck tires and related distribution operations.

Reporting segment 2 (RS2): Truck tires and related distribution operations.

Reporting segment 3 (RS3): Specialty tires, Maps and guides, ViaMichelin and Michelin Lifestyle.

Analysis of Operating Income

At 9.2%, Operating Margin slightly improved compared to 9.1% in H1 2004. The Operating Margin breakdown by business segment is as follows:


9,6%
9,7%
8,5%
10,8%
9,2%
2,6%
9,2%
9,1%
H1 05
H1 04
Passenger Car Light Truck
Truck
Other Activities
Group

Analysis of RS1 operating income

RS1 operating result reached EUR 389 million versus EUR 396 million in H1 2004.

At 9.6% compared to 9.7% in H1 04, the RS1 operating margin was stable in spite of lower volumes and of the continuing inflation in raw material costs. The following factors drove this good performance:

- Market share gains of Group flag brands, particularly the Michelin brand in North America and China.



- Richer product mix.
- Overall sustained price increases.
- Efficient cost containment. SG&A dropped from EUR 978 million to 913 million or -7% decrease.
- Negative impact on profitability following volume slowdown.



Analysis of RS2 operating income

Market trends differred substantially between strong Original Equipment markets and weakening Replacement markets.

Group net sales were slightly above their H1 04 level: although sales volumes declined -3%, they reflected a continually growing North American market, while European markets for Replacement were significantly down.

At 8.5% of sales, operating margin before non-recurring items declined by -2.3 percentage points versus H1 04, owing to the negative volume effect and the sharp rise in raw materials.

RS2 operating income was down, reaching EUR 205 million versus EUR 261 million profit in H1 04.

RS2 was primarily affected by an unfavourable sales mix between Original Equipment and Replacement resulting from:

- Slack European replacement markets;
- Booming demand from North American manufacturers.

Proportionally more prone to natural rubber and steel hikes, the truck segment suffered from the sharp rise of elastomers, natural rubber and steel cords. The SG&A decrease of -1,6% could not offset the gross margin fall from 35.3% to 32.5%.

Analysis of RS3 operating income

Half year on half year, RS3's operating income reached its highest level ever. It turned in a EUR 92.8 million profit in H1 05 against a EUR 25.9 million profit in H1 04 or a +258% increase. Operating margin improved 6.6 points, to +9.2%. These achievements show the profitability improvement of all the businesses that make up this segment.

Specialty Tires' operating income posted significant improvement.

• This clearly derived from vigorous actions taken in **earthmover tires**: strict cost control and firm pricing enforcement in a booming market environment.

• Successes in top- of-the-range **agricultural tires** and new price increases were strong contributors to the improvement of the operating margin.

• **Two wheel** margins improved owing to the volume effect specially in North America and in Europe and in spite of the rise in raw material prices.

• **Aircraft** margins were boosted by price increases. Further price increases will be introduced on the occasion of renewal of contracts.

• In early July, Michelin Group's **ViaMichelin** subsidiary dedicated to digital mobility enabling services took over Kirrio, a company which specializes in GPS applications for PDAs and mobile terminals. The acquisition will boost ViaMichelin's profitability.



• Concerning the **Wheel operations**, on May 12, Michelin Group finalized the transfer of its steel Wheel operations to the German specialist firm of Mefro. Even though the wheel activity was in the red, the transfer in May contributed only slightly to the improvement of the RS3 operating margin.

Operating income by nature

Although under IFRS, Michelin no longer reports by nature, in order to maintain an adequate level of information for investors, it has elected to continue and provide information on some of the components.

Factors contributing to changes in operating margin (in million euros)

H1 2004 Opérating Income	683 M€	
Currencies	-3 M€	-0,1 pt
Price mix	324 M€	+4,7 pt
Raw materials, transport	-278 M€	-3,7 pt
Volumes	-80 M€	-1,6 pt
Others	33 M€	+0,6 pt
Scope	8 M€	+0,2 pt
H1 2005 Operating income	687 M€	

Raw Materials

Consumption

Group overall consumption costs of raw materials increased +14% at constant exchange rates excluding volume impact in the first half 05 versus H1 04.




in EUROS / Kg
forecasts
"PROCUREMENT"
"CONSUMPTION
2004
2005
CONSUMPTION
H1 20052 / H1 2004 = + 14%
Year 2005 / 2004 forecasts = + 13%
01/04 02/04 03/04 04/04 05/04 06/04 07/04 08/04 09/04 10/04 11/04 12/04 01/05 02/05 03/05 04/05 05/05 06/05 07/05 08/05 09/05 10/05 11/05 12/05

MICHELIN
A better way forward

Procurement

It is worth remembering that there is a 4 to 6 months lag between procurement of raw materials and their actual consumption and their inclusion in the cost of goods sold in the company's profit and loss. In the first half 2005 Michelin's procurement costs increased by + EUR 258 M (+15%) versus the first half 2004. Raw materials for their part increased 14% excluding the impact of currency effects.

Michelin expects its overall procurement costs of raw materials to increase by +14 to 15% at constant exchange rate in 2005 vs. 2004, slightly above the initial forecast of EUR +400 m (+13-14%) year on year. As most raw materials are bought in USD, negative currency impact is anticipated for the 2nd Half 2005.


in USD / Kg
"PROCUREMENT"
"CONSUMPTION
2005/2004 procurement purchase variation in USD was up + 17 %
2004
2005



Raw materials and energy prices continued to go up, but posted a contrasted picture: synthetic rubbers up significantly; average natural rubber prices in the first half 2005 were below versus average prices in the first half 2004.

Natural rubber prices have surged over the last few months after declining in the 2nd half of 2004. However, the average H1 2005 prices of both RSS3 and TRS20 compared to the average 1st Half 2004 prices slightly decreased by -3% and -5% respectively in SGD.

In Q2, Thaï natural rubber production suffered from a severe drought. Consequently June RSS3 production was below market expectations which may explain the sharp increase in price experienced on the Tokyo Commodity futures markets (TOCOM). Since production is now gradually returning back to normal levels, this price situation should correct itself in the 2nd half.

Monomers were up +23%, driven by the balance between supply and demand rather than crude oil prices. For instance, Butadiene is derived from the C4 cut (Polypropylene from which plastic material is made of) in the oil cracking process.

Styrene Europe posted a 25% increase, Styrene US Gulf 22%, Butadiene Europe 29%, Butadiene US Gulf 43%.

Steel cords posted a +22% increase on the back of significant price increases introduced by steel makers. However, recent capacity investments may translate in a change in the supply/balance and put some downward pressure on pricing.

Raw materials procurement in the first half of 2005

Natural rubber represented 27% of the total purchases compared to 24% in H1 2004.
Synthetic rubber represented 23% of the total purchases similar to last year's 1st Half.
Fillers which include mainly carbon blacks and silica represented 15% of H1 2005 total purchases.
Steel cords represented 12% compared to 13% for last year's 1st Half.
Chemicals represented 13% compared to 11% last year.
Textile represented 10% of the total purchases compared to 14%.


Natural rubber 27 %
Textile 9 %
Steelcords 12 %
Chemicals 13 %
Fillers 15 %
Synthetic rubber 23 %

Source : Michelin

For the full year 2005, Michelin expects its raw material purchase bill to be up 14-15% (at constant exchange rates) compared to 2004. This is slightly higher with its expectations published on March 15.

Payroll Costs and Number of Employees

	1st half 2005	1st half 2004 (exchange rate 04)	%	1st half 2004 (exchange rate 05)	%
Payroll costs	2,464	2,515	(2.0%)	2,494	(1.2%)
Average number of employees in fully consolidated companies	126,951	126,980	0.0%	126,980	0.0%

The average number of people was stable at 126,951 versus 126,980 . This reflected changes in scope: deconsolidation of the Wheel operations but full consolidation of Tigar in Serbia.

Payroll costs amounted to EUR 2,464 m compared to EUR 2,515 m or a -2.0% decrease.

As a percentage of sales, payroll costs decreased to 32.9% of net sales compared to 33.6% in H1 2004 at current exchange rates. The Wheel activity was consolidated on a four-month basis in the 1st Half.



source : Michelin Performance and Responsability Report 2003-2004





Depreciation and amortization

(in EUR million)	Period of 1.1 to 30.6 2005	As a % of net sales 1.1 to 30.6 2005	Period of 1.1 to 30.6 2004	As a % of net sales 1.1 to 30.6 2004	Variation
Depreciation and amortization	404	5.4%	399	5.3%	5

Excluding the effect of exchange rates, this item was stable compared to the same period of last year. In % of sales, depreciation and amortization represented 5.4% of net sales.

Capital expenditure represented 6.7% of net sales in H1 2005 -i.e. EUR 537 m versus EUR 489 m in H1 04 (+9.8%).

Financial Income - Interest Income and Expense

(in EUR million)	1 st half 2005	1 st half 2004	Variation
Financial result	135	114	18.6%
Excluding currency effects	135	113	19.6%

Net interest expenses increased by 18.6% at current exchange rates and by 19.6% at constant exchange rates.

Michelin Luxembourg SCS, a Michelin Group subsidiary, launched on international markets a buyback offer from May 3 to 8, 2005, for an EUR 1 billion bond issue due to mature in April 2009 with a coupon of 6.125%. This move was aimed at reducing Michelin's gearing and interest charges. At the close of the buyback offer, EUR 480 million had been redeemed and the balance outstanding amounted to EUR 470 million. The redeemed amount of this bond loan was hedged by swaps. The closing of the transaction and the impact of the difference of the spread accounts for the rise in financial costs.

Income Tax

(In EUR million)	30.06.2005	30.06.2004
Total Tax	170	204
Current tax	105	137
Withholding tax	12	9
Deferred tax	53	57

Income tax amounted to EUR 170 million against EUR 204 million in the same period of 2004. The Group's average effective tax rate was 30.6%. This low tax rate should not be extrapolated in the 2nd half. However, on the long term, a better balance between loss-making and profit-making operations, together with Michelin taking advantage of R&D tax credit opportunities, should contribute to reduce the Group's effective tax rate.

Consolidated Net Income and Earnings per Share

	1st half 2005	1st half 2004
Net income before minority interests (in EUR million)	389	357
Net income	386	366
Net earnings per share (in euros)	2.68	2.47
Diluted net earnings per share (in euros)	2.67	2.47

Consolidated net income amounted to EUR 386 million, an increase of 5.5% versus the same period of last year.

Two contradictory factors explained this evolution:

- Higher interest charges driven by the early, partial bond redemption

- Substantial decrease in income tax compared to H1 04. For the full year, the effective tax rate is expected to be close to 35%.

Group share was EUR 389 million. The main minority interests are in Russia, Romania, Thailand and China.

Comments on the consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET	30.06.2005 (in million euros)	30.06.2004 (in million euros)
Goodwill	434	305
Other intangible assets	152	162
Property, plant and equipment	6 106	5 667
Long-term financial assets	594	360
Invest.in associated companies	46	72
Deferred tax assets	1 327	1 408
Non-current assets	**8 658**	**7 973**
Inventories	3 349	3 048
Trade receivables	3 210	3 196
Short-term financial assets	190	147
Other short-term assets	552	538
Cash and cash equivalent	437	1 387
Current Assets	**7 739**	**8 316**
TOTAL ASSETS	**16 397**	**16 289**
Shareholders' Equity	3 930	3 206
Non-controlling interests	22	78
Equity	**3 951**	**3 283**
Long-term fin. Liabilities	2 811	3 545
Employee benefits	3 271	3 430
Other long-term liabilities	751	826
Deferred tax liabilities	66	55
Non-current liabilities	**6 899**	**7 855**
Short-term fin.liabilities	2 070	1 704
Accounts payable	1 534	1 457
Other short-term liabilities	1 943	1989,9
Current liabilities	**5 547**	**5 151**
TOTAL EQUITY AND LIABILITIES	**16 397**	**16 289**

Balance sheet

The consolidated financial statements have been prepared in accordance with IFRS. The balance sheet was prepared on the basis of year end exchange rates. The appreciation of the US$ against the euro in June 2005 generated a strong growth on several balance sheet items.

(in million euros)	30.06.2005	30.06.2004
Non-current assets	8,658	7,973
Current Assets	7,739	8,316
TOTAL ASSETS	**16,397**	**16,289**
Shareholders' Equity	**3,951**	**3,283**
Long-term fin. Liabilities	2,811	3,545
Employee benefits	3,271	3,430
Other long-term liabilities	817	881
Non-current liabilities	**6,899**	**7,855**
Short-term fin.liabilities	2,070	1,704
Accounts payable	1,534	1,457
Other short-term liabilities	1,943	1,990
Current liabilities	**5,547**	**5,151**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**16,397**	**16,289**

Goodwill

Goodwill accounts for the excess of the purchase price over the fair value of the assets, less the liabilities of the acquired companies, as at the date at which the acquisition commitment enters into effect. In June, the Group concluded an agreement with its minority shareholders, aimed at increasing its stake in Michelin Siam Group. This led to recognition of an EUR 111 million goodwill. This accounted for most of the EUR133.4 m increase between 31.12.04 and 30.06.05.

	30.06.05	31.12.04	30.06.04
Goodwill	433.7	300.3	304.8

Property, Plant and equipment and intangible assets

(in EUR million)	30.06.2005	30.06.2004
Property, plant & equipment and intangible assets, net	6,258	5,828
excl. property, plant & equipment	*6,106*	*5,667*

Strong capex over the past few years explained the PPE increase of 7.4%. At constant exchange rates, property, plant & equipment were up +5.6%.

Capital expenditure

(in million euros)	Period of 1.1 to 30.6 2005	As a % of net sales 1.1 to 30.6 2005	Period of 1.1 to 30.6 2004	As a % of net sales 1.1 to 30.6 2004	Change
Net investments in property, plant and equipment and intangible assets	(537)	7.2%	(489)	6.5%	(48)
Proceeds from disposal of property, plant and equipment and intangible assets	35	0.5%	49	0.7%	(14)
Net capital expenditure	**(502)**	**6.7%**	**(440)**	**5.9%**	**(62)**

Additions to property, plant and equipment and intangible assets totalled EUR 537 million compared to EUR 489 million for the same period for 2004. In 2005, the Group's investment policy remained sustained and aimed at supporting its industrial policy and improving its industrial performance.

Announcements were made in the 1st half of a new greenfield in Brazil and an investment in the Group's plant in Shenyang.

Net capex for 2005 should be around EUR 1,300 million.

Working Capital requirement

Working capital was up EUR 238 million compared to June 30, 2004.

(in EUR million)	30.06.2005	30.06.2004	Total change	Currency effect	Movement
Inventories	3 349	3 048	301	54	247
Trade receivables	3 210	3 196	15	33	(18)
(Trade payables)	(1 534)	(1 457)	(78)	(11)	(67)
Operating working capital	**5 025**	**4 787**	**238**	**76**	**162**

At current exchange rates, Group working capital requirements represented 33.5% of net sales compared to 32% for the same period in 2004. This represented a 1.5 point increase, with 0.5% resulting from currency effects and 1.0% from movements.

• The balance sheet being evaluated at the closing rate, the dollar appreciation versus the euro had a EUR 76 million euro negative impact on working capital.

• Rebalancing of capacities between Europe and North America, specially for Truck tires, led to increase production in Europe to supply the North American market.

	30.06.2005	30.06.2004	Currency effect	Movement
Inventories	22,4%	20,4%		
Trade receivables	21,4%	21,3%		
(Trade payables)	(10,2%)	(9,7%)		
Total	33,5%	32,0%	+0,5%	+1,1%

Inventories

(in ¤ million) Net inventories	June 30, 2005	June 30, 2004	Variation	including currency effect	including movement for the year
Raw materials, semi-finished products and other	1 081	1 030	51,7	26,2	25,4
Finished products	2 372	2 122	249,8	28,3	221,5
Provisions for inventories	(104)	(103)	(0,4)	(0,3)	(0,1)
Net inventories	**3 349**	**3 048**	**301**	**54**	**247**

In the tire industry, the first six months of the year is traditionally a period when inventories are being built up for the winter season, as well as for the peak of demand (especially of truck tires) during the second half. Inventory levels by the end of 2005 should be similar to that of the end of 2004 and thus come back to a more normal situation. Considering the weak market in Europe and the healthy growth in North America, the Group, in an attempt to optimize its capacities, increased production in Europe to supply the North American market.

Trade receivables

(in EUR million)	30.06.2005	30.06.2004	Total variation in (%)	Total variation in (%)
Trade receivables	3,210	3,196	15	+0.5%
Excluding currency effect		3,228	-18	-0.6%

At EUR 3,210 million, trade receivables were up EUR 15 million compared to June 30, 2004. At constant exchange rate, receivables decreased from 21.3% of net sales for the first half 2004 to 21.2%.

In accordance with IFRS principles, all securitizations, which are part of Michelin's routine financing transactions, were fully consolidated in the balance sheet.

Shareholders' equity

Shareholder's equity was up +8.3% compared to December 31, 2004. Excluding exchange rate variations, the increase would represent +5.0%.The currency impact and mainly the appreciation of the US$ had a +EUR 117 million positive impact on equity.

Changes in shareholders' equity and minority interests are the following: (in millions of euros).

(in million euros)	Common Stock	Paid-in capital in excess of par	Treasury Stock	Retained Earnings	Non-controlling stakes	Total
Shareholders' equity at 01.01.2004	**287**	**1,840**	**(5)**	**884**	**66**	**3,072**
Sale of treasury stock			3	1	-	4
Cost of stock option plans		1			-	1
Dividends distributed				(176)	(5)	(181)
Net Income of the period				357	9	366
Translation differences and miscellaneous				13	8	21
Shareholders' equity at 30.06.2004	**287**	**1,841**	**(2)**	**1,079**	**78**	**3,283**
Shareholders' equity at 31.12.2004	**287**	**1,842**	**-**	**1,348**	**69**	**3,546**
Implementation of IAS 32 and 39				101	-	101
Shareholders' equity at 01.01.2005	**287**	**1,842**	**-**	**1,449**	**69**	**3,647**
Change in the fair value of financial instruments				25	-	25
Cost of stock options plans		1			-	1
Dividends distributed				(186)	(34)	(220)
Net Income of the period				389	(3)	386
Translation differences and miscellaneous				122	(10)	112
Shareholders' equity at 30.06.2005	**287**	**1,843**	**-**	**1,799**	**22**	**3,951**

Long and short term debt

Net indebtedness increased by EUR 580 million between June 30, 2004 and June 30, 2005. The change in this net indebtedness between the first half 2004 (+ EUR 363 million) and the first half 2005 (+EUR 1 151 million) amounted to EUR 788 million

in million euros	30.06.2005	31.12.2004	30.06.2004
Liabilities			
Long term financial liabilities and derivative instruments	**2 811**	**3 054**	**3 545**
Obligations 2006-6.70%			
Obligations 2009-6.125%	468	950	1 000
Obligations 2012-6.50%	497	500	500
TSDR 2033-6.375%	493	500	500
Securitization	416	-	(Note 1)
Minorities	195	(Note 2)	(Note 2)
Long term leasing	288	315	347
Long term derivative instruments	34	53	62
Other long term financial debt	419	431	831
Short term financial liabilities and derivative instruments	**2 070**	**1 894**	**1 680**
Obligations 2006-6.70%	305	-	(Note 1)
Securitization	462	541	102
Short term leasing	22	72	27
Short term derivative instruments	89	36	630
Negative cash	408	323	922
Other short term financial debt	1 089	921	
	4 881	**4 948**	**5 226**
Assets			
Long term derivative instruments	-22	-	-
Short term derivative instruments	-3	-	-
Cash and cash equivalents	(437)	(1 655)	(1 387)
Net Debt	**4 418**	**3 293**	**3 838**

Note 1: there was no specific line in the French accounting standard before the end of 2004. The securitization was included in other long-term and short-term debt.

Note 2: there was no specific line in the accounting plan before mid-2005. The minorities were included in other long-term and short-term debt.

Net debt increased from 3,267 million at December, 31 2005 to EUR 4,418 million at June 30, 2005 or an extra +EUR 1,151 million.

This change can be analyzed as follows:

- The cash items were:

- the negative free cash-flow:	-EUR 510 million
- dividend distributions:	-EUR 202 million

- Non-cash items were:

- Under IFRS, derivatives like call and put options were consolidated under net debt. The impact was	-EUR 150 million
- Currency impact	-EUR 274 million
- Scope of consolidation	-EUR 15 million

MICHELIN A better way forward

Change in net debt from January 1 to June 30

in EUR million	2005	2004
Debt to January, 1	3,267	3,475
Debt to June 30	4,418	3,838
	(1,151)	(363)
Free cash flow	(510)	(75)
Dividend distributions	(202)	(206)
Addition to investments	(150)	0
Effect of exchange rate changes	(274)	(82)
Scope and miscellaneous	(15)	0

The structure of the debt was as follows:

(in million euros)	Long-term debt	Short-term debt	Total Gross debt	Derivatives	Cash & cash equivalents	Total net debt
H1 2005	2,811	2,070	4,881	(26)	(437)	4,418

Net-debt-to-equity ratio

(in million euros)	30.06.2005	30.06.2004
Net debt	4,418	3,838
Shareholders' equity	3,951	3,283
Net-debt-to-equity ratio	1.12	1.17
EBITDA/ Net Debt	25%	28%

The Group's net-debt-to-equity ratio at June 30, 2005 stood at 112 down from 117 a year ago.

The Group also monitors its EBITDA/ Net debt ratio, which provides it with a dynamic view of its debt. Ebitda/ net debt ratio stood at 25% compared to 28% a year ago.

Ratings

		CGEM	CFM	MFPM
Short-term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long-term	Standard & Poor's	BBB+*	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Stable	Stable	Stable
	Moody's	Stable	Stable	Stable

On July, 15th 2005, Standard & Poor's Rating Services revised their outlook on France-based tire manufacturer Compagnie Générale des Etablissements Michelin S.C.A. (Michelin) and related entities to stable from negative, reflecting the Group's improving operating performance.

At the same time, all ratings on Michelin and related entities were confirmed, including BBB+/A2 corporate credit ratings on the Group.

The outlook revision reflected expectations that Michelin will continue to gradually improve its profits and levels of cash in the coming years.

Cash flow & Free cash flow

Consolidated Statement of Cash Flows

in EUR million	Jan, 1 to June 30, 2005	Jan, 1 to June 30, 2004
Net income	**386**	**366**
EBITDA adjustments		
Interest income/expense	135	114
Income Tax	170	204
Depreciation and impairment of tangible assets	395	407
EBITDA	**1 086**	**1 091**
Other income and charges with no impact on cash flow	(11)	3
Change in provisions for contingencies and charges	(122)	(71)
Net interest and other interest income/expenses paid	(176)	(118)
Income tax paid	(117)	(104)
Change in working capital net of depreciation	(644)	(371)
Cash flow from operating activities	**16**	**430**
Net investment in tangible and intangible assets	(537)	(489)
Sale of tangible and intangible assets	35	49
Stakes acquired in consolidated companies, net of cash flow	4	(2)
Sale of stakes in consolidated companies, net of cash flow	(4)	-
Other equity purchases	(18)	(47)
Other transfers	1	2
Change in other long and short-term financial assets	(7)	(17)
Cash flow from investment operations	**(526)**	**(504)**
Share capital increases and premiums		
Minority contributions from associated companies	14	8
Sale of treasury stock		4
Dividends paid to the shareholders of the parent company	(176)	(133)
Dividends paid to minority shareholders of associated companies	(35)	(5)
Distribution tax and other withholdings	(6)	(43)
Change in long-and short-term financial liabilities	(530)	(106)
Other changes	5	(37)
Cash flow from financing operations	**(731)**	**(312)**
Impact of exchange rate changes	**23**	**18**
Increase/decrease in cash and cash equivalents	**(1 218)**	**(368)**
Cash and cash equivalents at January, 1	**1 655**	**1 755**
Cash and cash equivalents at June, 30	**437**	**1 387**

Cash Flow from Operating Activities

In EUR m average exchange rates	Group to June 30, 2005	Group to June 30, 2004	Change
Cash flow from operating activities	953	1 023	(70)
Change in inventories	(352)	(253)	(99)
Change in trade receivables	(242)	(225)	(17)
Change in trade payables	(91)	(27)	(64)
Change in interco translation differences	(31)	(7)	(24)
Other changes in WCR	72	140	(68)
Cash flows from operating activities	**309**	**651**	**(342)**
Cash flow / Finance	(129)	(102)	(27)
Cash flow / Tax excluding income tax	(117)	(146)	29
Cash flow / Income tax	0	43	(43)
Change in accrued interest	(47)	(16)	(31)
Other changes in cash flow from operating activities	**(293)**	**(221)**	**(72)**
Cash flow from operating activities	**16**	**430**	**(414)**

Operating cash flow was down to EUR+16 m from EUR +430 m for the same period of last year. The EUR 414 m difference can be explained by:

- a working capital increase of EUR 238 m
- a different cash-out timing of EUR 192 m compared to last year, as VAT & contributions to pension funds where paid in the second half, rather than in the first half, this year.

Full-year 2005 operating cash flow should be the same as in 2004.

Free Cash-flow

In EUR m average exchange rates	Group to June 30, 2005	Group to June 30, 2004	Change
Cash flow from operating activities	**16**	**430**	**(414)**
Investment in tangible assets excluding transfers and subsidies	(493)	(441)	(52)
Change in equity and other investments	(33)	(64)	31
Cash flows from investing activities	**(526)**	**(505)**	**(21)**
Free Cash Flow	**(510)**	**(75)**	**(435)**

Because of seasonal factors that were more pronounced than in the past years, free cash flow for the first half 2005 was a negative EUR -510 million versus EUR -75 million for H1 04.

This EUR 435 million difference was mainly due to the following factors:

- About half of this amount was related to payments that took place in H1 2005, whereas in 2004, they had been settled in H2 (including additional contribution to some pension funds);
- 25% was attributable to the previously mentioned level of inventories, which is expected to return to its end-2004 level in the second half (i.e. 19% of net sales);
- Miscellaneous factors related to the transition to IFRS.

Ten-year key figures and ratios

(In EUR millions)	2004	2003	2002	2001	2000
Sales	15689	15,370	15,645	15,775	15,396
% change	2.1 %	(1.8%)	(0.8%)	2.5%	11.9%
Average number of employees	126,474	127,210	126,285	127,467	128,122
Payroll costs	4,872	4,997	5,152	5,242	5,137
% of sales	31.1%	32.5%	32.9%	33.2%	33.4%
EBITDA (1)	2,043	1,992	1,978	2,091	2,170
Operating income	1,299	1,143	1,225	1,040	1,162
Opetating margin (2)	8.3%	7.4%	7.8%	6.6%	7.6%
Net interest expense	(213)	(225)	(260)	(321)	(314)
Non-recurring items, net	(206)	19	75	(29)	(76)
Including restructuring costs	(55)	(192)	(17)	(340)	(67)
Income before tax	880	590	997	644	729
Income tax rate	(316)	(261)	(382)	(330)	(290)
Effective tax rate	35.9%	44.3%	38.3%	51.2%	39.9%
Net income including minority interests	527	329	614	314	438
Net margin	3.4%	2.1%	3.9%	2.0%	2.8%
Dividends (3)	185	131	113	105	93
Net cash provided by operating activities (4)	1,337	1,542	1,534	1,263	1,017
Cash flow (5)	1,353	1,407	1,225	1,323	1,416
% of sales	8.6%	9.2%	7.8%	8.4%	9.2%
Capital expenditure (6)	1,117	1,118	967	1,150	1,201
% of sales	7.1%	7.3%	6.2%	7.3%	7.8%
Capital expenditure, net of disposals	1,025	1,017	809	1,089	1,091
Acquisitions of investments, net of disposals	106	229	62	(184)	166
Research and development costs	657	710	704	702	645
% of sales	4.2%	4.6%	4.5%	4 .4%	4.2%
Net debt (7)	NA	NA	NA	NA	NA
Average borrowing costs	5.4 %	5.8%	6.2%	6.1%	6.5%
Shareholders'equity including minority interests (8)	4,677	4,409	4,502	4,326	4,155
Debt-to-equity ratio	NA	NA	NA	NA	NA
Net debt + securizations (9)	3,223	3,440	3,818	4,881	4,926
Debt-to-equity ratio including securization	69 %	78%	85%	113%	119%
EBITDA / Net debt	63.4%	57.9%	51.8%	41%	43%
Net cash provided by operating activities/Net debt	41.5%	44.8%	40.2%	30.6%	20.7%
Interest expense (10)	(213)	219	273	311	324
Interest cover (Operating income/interest expense)	6.1	5.2	4.5	3.3	3.6
Free cash flow (11)	226	299	637	309	(241)
ROE (12)	11.3%	7.3%	13.4%	7.4%	10.4%
Target Economic Profit (13)	10.0%	9.8%	9.8%	10.1%	11.4%
Actual Economic Profit (14)	8.4%	6.5%	9.5%	6.8%	8.3%
Per share data					
Net assets per share (15)	32.1	30.2	30.5	29.7	28.5
Basic earnings per share, as published (16)	3.59	2.22	4.28	2.20	2.96
Diluted earnings per share, as published (17)	3.59	2.22	4.28	2.20	2.96
P/E (18)	13	16	8	17	13
Net dividend per share	1.25**	0,93	0.93	0.85	0.80
Pay-out rate (19)	34.8 %	41,7 %	21.73%	38.6%	27.0%
Net dividend yield (20)	2.6 %	2,6 %	2.83%	2.3%	2.3%
Capital turnover rate (21)	189.0%	142,7 %	142.7%	108.3%	96.6%

**dividend proposal submitted to the Annual Shareholders' meeting on May, 20, 2005

MICHELIN A better way forward

1999 proforma	1999*	1998*	1997*	1996*	1995*
13,763	13,763	12,486	12,149	10,861	10,078
10.2%	10.2%	2.8%	11.9%	7.8%	(1.7%)
130,434	130,434	127,241	123,254	119,780	114,397
4,756	4,684	4,359	4,110	3,786	3,698
34.6%	34.0%	34.9%	33.8%	34.9%	36.7%
2,127	2,138	1,875	1,869	1,742	1,474
1,207	1,233	1,073	1,094	1,060	869
8.8%	9.0%	8.6%	9.0%	9.8%	8.6%
(238)	(245)	(220)	(229)	(214)	(261)
(353)	(353)	46	20	(129)	11
(388)	(66)	(100)	(119)	(67)	(76)
538	557	881	866	681	601
(213)	(374)	(308)	(239)	(207)	(150)
39.7%	67.2%	34.9%	27.6%	30.3%	24.9%
325	182	574	627	474	451
2.4%	1.3%	4.6%	5.2%	4.4%	4.5%
87	87	137	112	80	57
1,014	1,034	1,079	1,380	1,032	ND
1,547	1,548	1,246	1,284	1,274	664
11.2%	11.2%	10%	10.6%	11.7%	6.6%
1,252	1,252	1,174	996	800	567
9.1%	9.1%	9.4%	8.2%	7.4%	5.6%
1,003	1,090	1,030	816	484	455
255	ND	ND	ND	ND	ND
589	NC	NC	NC	NC	NC
4.3%	NA	NA	NA	NA	NA
NA	3,798	2,752	2,564	3,480	3,994
9.4%	9.4%	12.7%	13.6%	10.9%	10.1%
3,838	4,294	4,208	3,955	2,656	1,974
NA	88%	65%	65%	131%	202%
4,329	4,474	3,274	3,121	3,800	4,256
113%	104%	78%	79%	143%	216%
47,2%	47.8%	57.2%	59.9%	45.8%	34.6%
23.4%	23.1%	32.9%	44.2%	27.2%	NA
419	419	416	425	415	430
2.9	2.9	2.6	2.6	2.6	2.0
(300)	(413)	(90)	465	510	74
8%	3.9%	13.7%	16.2%	18%	23.6%
11.2%	11,2%	11,7%	11,9%	ND	ND
5.3%	5,3%	10,5%	12,1%	ND	ND
26.2	29.5	28.3	26.8	20.3	15.6
2.10	ND	ND	ND	ND	ND
2.10	ND	ND	ND	ND	ND
19	NA	NA	NA	NA	NA
0.71	0.71	0.64	0.58	0.50	0.42
34.2%	62.6%	16.4%	12.6%	13.4%	11%
1.7%	1.7%	1.4%	1.1%	1.4%	1.3%
104.7%	104.7%	102.3%	106.1%	86.2%	74.1%

* Former accounting standards ** Based on recommended dividende

1. EBITDA: earnings before interest, tax, depreciation and amortization
2. Operating margin: operating income as a % of net sales.
3. Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions and deferred taxes -/+ net gains/losses on disposals of assets.
6. In 2001, excluding external growth transactions (SMW, €167 million).
7. Net debt: long and short-term debt - cash and cash equivalents
8. Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.
10. Interest expense: borrowing costs for the year
11. Free cash flow: cash flow - change in working capital - net capital expenditure
12. ROE: net income / shareholders' equity.
13. Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001
14. Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above)
15. Net assets per share: net assets/ number of shares outstanding at December 31
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares - shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share.
19. Pay-out rate: net dividend / earnings per share.
20. Net dividend yield: net dividend / share price at December 31.
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.

N.A.: not applicable

N.AV.: not available

N.D.: not disclosed

MICHELIN A better way forward

Stock market data

The Michelin share (30th June 2005)

The Michelin share
- Premier marché de Paris Euronext - Deferred Settlement Market
- ISIN: FR0000121261
- Indices : CAC 40 - Euronext 100 - NEXTCAC 70

Weight in the CAC 40 index = 0.94 %
Weight in Euronext 100 index = 0.44 %
Weight in NEXTCAC 70 index = 0.58 %
- Ethical indices : DJSW STOXX, Aspi eurozone
- Par value : 2 euros
- Transaction unit: 1
- Average daily traded volume: 805 414 shares/day
- Market capitalization at 30/06/2005: 7,219,536,708.75 €
  - Highest = EUR 56.20 on March 9th
  - Lowest = EUR 45.89 on January 12th
  - Last quotation = EUR 50.35
  - Change over the year : + 6.69 %
  - CAC index variation : +10.68 %
- Number of shares = 143,387,025
- Number of shareholders at 30/06/2005 = 184,650 including 66,508 employee shareholders.

Net earnings per share (in euros)

1st half. 2005	2004/12/31	1st half. 2004	2003/12/31	2002/12/31	2001/12/31
2.68	2.23	2.22	2.23	4.28	2.20

Diluted Net earnings per share (in euros)

1st half. 2005	2004/12/31	1st half. 2004	2003/12/31	2002/12/31	2001/12/31
2.67	2.23	2.22	2.23	4.28	2.20

Net dividend per share (in euros)

12/31/2004	12/31/2003	31/12/2002	31/12/2001	31/12/2000	31/12/1999*
1.25	0.93	0.93	0.85	0.80	0.71

*Proforma


Michelin
126
97
Bridgestone
60
Goodyear

Index base 100 January 2000

Michelin share price change from 2000 to June 2005 compared to the Goodyear and Bridgestone shares.


CAC 40
193
156
Michelin

Index base 100 January 1994

Michelin share price change compared to CAC 40 index variation from January 1994 to 30th June 2005

Stock market data

Share price in euros	H1 2005	2004	2003	2002	2001	2000
Year-end price	50,35	47.19	36,38	32,86	37,05	38,55
Price variation over the period	+ 6,69 %	+ 29,7 %	+ 10,7%	- 11,3%	- 3,9%	- 1,2%
Highest	56,20	47,80	38,11	45,05	43,50	41,90
Lowest	45,89	34,82	25,02	24,50	23,84	30,10
Market capitalization at end of period in billions of euros	7,22	6,77	5,22	4,66	4,99	5,19
Number of shares at end of period	143 387 025	143 387 025	143 387 025	141 792 730	134 715 873	134 715 873
Average daily trading volume	805 414	742 311	797 844	760 143	578 980	514 485

MICHELIN A better way forward

Breakdown of capital and voting rights at 04/30/2005

Ownership structure as of April 30, 2005	As a % of owned shares	As a % of voting rights
Treasury stock	0.00 %	0.00 %
Employees - Stock Ownership Plan	2.07 %	1.92 %
Individual shareholders	14.86 %	23.50 %
CDC	4.04 %	5.03 %
Other French institutions	33.73 %	30.81 %
Wellington Management Company	5.11 %	4.13 %
Other foreign institutions	40.19 %	34.61 %


As a % of owned shares
Employees-Stock Ownership plan 2,07 %
Individual shareholders 14,86 %
CDC 4,04 %
Other foreign institutions 40,19 %
Other French institutions 33,73 %
Wellington Management Company 5,11 %


As a % of voting rights
Employees-Stock Ownership plan 1,92 %
Individual shareholders 23,5 %
Other foreign institutions 40,19 %
CDC 5,03 %
Other French institutions 30,81 %
Wellington lanagement Company 4,13 %

Since the Annual Shareholders'meeting held on 20th May 05, all shares held for more than four years enjoy a double voting right

MICHELIN A better way forward

Michelin Group interim consolidated financial statements to June 30, 2005

CONSOLIDATED INCOME STATEMENT

	Note	From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
Net Sales	4	**7,490**	**7,486**
Cost of Sales		(-) 5,104	(-) 5 022
Gross Margin		**2,386**	**2,464**
Sales and marketing expenses		(-) 847	(-) 830
Research & development expenses		(-) 289	(-) 305
General & administrative expenses		(-) 510	(-) 514
Other operating income and expenses		(-) 53	(-) 72
Operating income before non-recurring items	4	**687**	**683**
Non-recurring income and expenses		-	-
Operating income		**687**	**683**
Interest income/expense		(-) 135	(-) 114
Income before tax		**552**	**569**
Income taxes		(-) 170	(-) 204
Net income from associated companies		4	1
Net income		**386**	**366**
Of which Group share		389	357
Of which non-controlling shares		(-) 3	9
Basic earnings per share (in EUR)		2.68	2,47
Diluted earnings per share (in EUR)		2.67	2,47

CONSOLIDATED BALANCE SHEET

	To June 30, 2005 (in EUR million)	To December 31, 2004 (in EUR million)
Goodwill	434	301
Other intangible assets	152	154
Tangible assets	6,106	5,726
Long-term financial assets	593	392
Stakes in associated companies	46	51
Deferred Tax assets	1,327	1,304
Non current assets	**8,658**	**7,928**
Inventory	3,350	2,858
Trade receivables	3,210	2,919
Short-term financial assets	190	143
Other short-term financial assets	552	571
Cash and cash equivalents	437	1,655
Current assets	**7,739**	**8,146**
TOTAL ASSETS	**16,397**	**16,074**
Common stock	287	287
Paid-in capital in excess of par	1,843	1,842
Retained earnings	1,799	1,348
Non-controlling stakes	22	69
Shareholders Equity	**3,951**	**3,546**
Long-term debt	2,811	3,054
Employee Benefits	3,271	3,170
Long-term liabilities	751	785
Deferred tax liabilities	66	54
Non-current liabilities	**6,899**	**7,063**
Short-term debt	2,070	1,894
Trade payables	1,534	1,599
Other short-term liabilities	1,943	1,972
Current liabilities	**5,547**	**5,465**
TOTAL LIABILITIES	**16,397**	**16,074**

CHANGE IN CONSOLIDATED SHAREHOLDER FUNDS

(in EUR million)	Note	Common stock	Paid-in capital in excess of par	Treasury stock	Retained earnings	Non-controlling stakes	Equity
Shareholders' funds at 01.01.04		**287**	**1,840**	**(-) 5**	**884**	**66**	**3,072**
Sale of treasury stock				3	1	-	4
Cost of stock option plans			1			-	1
Dividend distributions					(-) 176	(-) 5	(-) 181
Net earnings for the period					357	9	366
Translation differences and miscellaneous					13	8	21
Shareholders' funds at June 30, 2004		**287**	**1,841**	**(-) 2**	**1079**	**78**	**3,283**
Shareholders' funds at 31.12.04		**287**	**1,842**	**-**	**1,348**	**69**	**3,546**
Implementation of IAS 32 and 39	8.5				101	-	101
Shareholders' funds to Januray 1, 2005		**287**	**1,842**	**-**	**1,449**	**69**	**3,647**
Change in the fair value of financial instruments					25	-	25
Cost of stock option plans			1			-	1
Dividend distributions					(-) 186	(-) 34	(-) 220
Net earnings for the period					389	(-) 3	386
Translation differences and miscellaneous					122	(-) 10	112
Shareholders' funds at 30.06.05		**287**	**1,843**	**-**	**1,799**	**22**	**3,951**

MICHELIN
A better way forward

CONSOLIDATED CASHFLOW STATEMENT

	Notes	From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
Net income		386	366
EBITDA adjustments			
Interest income/expense		135	114
Income Taxes		170	204
Depreciation and impairment of tangible assets		395	407
EBITDA		1,086	1,091
Other income and charges with no impact on cash-flow	6.1	(-) 11	3
Change in provisions for contingencies and charges		(-) 122	(-) 71
Net interest and other financial interest income/expenses	6.2	(-) 176	(-) 118
Income tax paid		(-) 117	(-) 104
Change in working capital excluding depreciation	6.3	(-) 644	(-) 371
Cash flow from operating activities		16	430
Net investment in tangible and intangible assets	6.4	(-) 537	(-) 489
Sale of tangible and intangible assets		35	49
Stakes acquired in consolidated companies, net of cash-flow		4	(-) 2
Sale of stakes in consolidated companies, net of cash-flow		(-) 4	-
Other equity purchases		(-) 18	(-) 47
Other transfers		1	2
Change in other long and short-term financial assets	6.5	(-) 7	(-) 17
Cash-flow from investment activities		(-) 526	(-) 504
Share capital increases and premiums		-	-
Minority contributions to the capital of associated companies		14	8
Sale of treasury stock		-	4
Dividends paid to the shareholders of the parent company		(-) 179	(-) 133
Dividends paid to minority shareholders of associated companies		(-) 35	(-) 5
Distribution tax and other withholdings		(-) 6	(-) 43
Change in long-and short-term financial liabilities	6.6	(-) 530	(-) 106
Other changes		5	(-) 37
Cash-flow from financing activities		(-) 731	(-) 312
Impact of exchange rate variations		23	18
Increase/decrease in cash and cash equivalents		(-) 1,218	(-) 368
Cash and cash equivalents at January, 1		1,655	1,755
Cash and cash equivalent at June, 30		437	1,387

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS TO JUNE 30, 2005

I - BASIS OF PREPARATION

Until 31.12.2004, Michelin Group prepared and presented its consolidated account based on the French GAAP consolidation policies set forth in rule 99-02 of Comité de la Réglementation Comptable. Under Rule 1606/2002 of the European Community, the consolidated accounts of European listed companies are prepared from 2005, based on the International Accounting Standard Board (IASB) referential.

Michelin Group's interim consolidated financial statements to June 30, 2005 were drawn up based on the accounting and measurement policies of IFRS standards as adopted by the European Union.
The interim notes are in condensed form, pursuant to article 221-5 of the règlement général de l'Autorité des Marchés Financiers, which integrates the general principles for interim accounts set forth in recommendation CNC 99R01.

The accounting principles used are described in note 2 above.
These policies were applied by the Group consistently for all reporting periods, excluding, as per the provisions of standard IFRS 1, the measurement of financial instruments set forth under IAS 32 et IAS 39.
The choice of options and exemptions in connection with IFRS 1 in particular, were presented by the Group upon publication of the 2004 consolidated accounts (see note 9.1)
The following standards, interpretations or amendments that were applicable from January 2005 but not yet adopted by the European Union are not relevant to Michelin Group accounting:
- IFRIC 2 governing associated company stakes in cooperating entities and similar instruments,
- IAS 39 amendment on transition and initial accounting of financial assets and liabilities,
- SIC 12 Amendment on ad-hoc entities.

The following standards, interpretations or amendments applicable from January 2006 but not yet adopted by the European Union are not relevant to Michelin Group accounting:
- IFRS 6 on prospection and evaluation of mining resources,
- IFRIC 5 on rights to stakes in funds to dismantle and repair sites,
- Amendment of IAS 19 on accounting for actuarial gains and losses,
- Amendment of IAS 39 on cash-flow hedges in connection with future intragroup transactions.

The Group did not opt for early application of IFRIC 4, in connection with contractual finance lease, which is applicable from 1.1.2006, the interpretation of which has not yet been adopted by the European Union.
Note 9 deals with the impact of implementation of IFRS accounting policies and measurement on Group Financial Statements.
Consolidated financial statements were prepared based on historical cost, except, as described in the accounting policies below, for some transactions that are measured at fair value, and in particular those that relate to financial assets held for sale and derivated financial instruments.
The preparation of financial statements under IFRS standards stipulate that Management should use assumptions or estimations reflected in the value of the assets and liabilities at the balance sheet closing date and in the value of the income and for the reporting period. The final results could differ from these estimations.
As as otherwise stated, all amounts are presented in millions of euros.

2 - SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

2.1 - Consolidation

The Michelin Group (the "Group") consolidated financial statements include all subsidiaries, associates and joint ventures of Compagnie Générale des Etablissements Michelin ("CGEM" or the "Company"), company incorporated in Clermont-Ferrand (France).

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

The financial statements of subsidiaries are included in the consolidated financial statement from the date that control commences until the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding between 20 % and 50 % of the voting rights.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2.10 on intangible fixed assets).

The Group's share of its associates' post-acquisition profit and losses is recognised in the income statement until the date that control ceases.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise future losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Joint ventures

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement. Investments in joint ventures are accounted for by the equity method of accounting as described in the Associates section above.

Shareholdings in companies which are not subsidiaries, associates or joint ventures are not consolidated. They are accounted for as non derivative financial assets (see 2.13).

2.2 - Segment reporting

A business segment is a group of assets and operations engaged in providing products or services subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments, in accordance with the risks and returns profile of the Group's operations.

This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems.

The primary segments for the Group are:

• Reporting Segment 1 (Passenger Car and Light Truck tires and related distribution activities),

- Reporting Segment 2 (Truck tires and related distribution activities),
- Reporting Segment 3 (The others activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales).

The secondary segments for the Group are:
- Europe (Western and Eastern),
- North America (including Mexico),
- Other (Asia, South America , Middle-East and Africa)

Segment assets consist of goodwill and intangible assets, property, plant and equipment, trade receivables and inventories.
Corporate assets are allocated to each segment in proportion of the amount of direct assets.
Transfer prices between geographical segments are set on arm's length basis.

2.3 - Foreign currency translation

(a) Presentation and functional currency

The financial statements of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate and which corresponds for most of them to their local currency.
The consolidated financial statements are presented in euros (EUR), which is the Company's functional currency.

(b) Transactions

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Exchange differences on non-monetary items, such as shareholdings classified as available-for-sale financial assets, are included in the fair value reserve in equity from 1 January 2005.

(c) Translation

The financial statements of Group entities that have a functional currency different from the Group presentation currency are translated into the presentation currency as follows: assets and liabilities are translated at the closing rate at the date of the balance sheet, income and expenses are translated at the average rate of the period, and all resulting exchange differences are recognised as a separate component of equity.
Cash flows are also translated at the average rate of the period.
When an entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of an entity are treated as assets and liabilities of the entity and translated at the closing rate.

(d) Exchange rates of major currencies

Against the euro	Closing rates		Average rates	
	30.06.2005	31.12.2004	1.1 to 30.6 2005	1.1 to 30.6 2004
US dollar (USD)	1.208	1.354	1.286	1.228
Swiss franc (CHF)	1.548	1.543	1.546	1.553
British pound (GBP)	0.669	0.707	0.686	0.674
Canadian dollar (CAD)	1.486	1.642	1.588	1.642
Polish zloty (PLN)	4.039	4.075	4.083	4.734
Brazilian real (BRL)	2.849	3.621	3.315	3.644
Japanese yen (JPY)	133.311	139.846	136.249	133.077
Chinese yuan (CNY)	10.001	11.286	10.643	10.165

2.4 - Derivatives

Derivatives financial instruments are used to manage exposures to foreign exchange and interest rate risks.

In 2004:

When hedging balance sheet items, currency forward derivative instruments are measured at fair value with fluctuations recognised in income statement. See Note 2.5 when the derivative hedges a future transaction.

Interest rate derivative instruments are not measured at fair value, but interest is accounted for on an accrual basis.

From 1 January 2005:

All derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged (Note 2.5).

All changes in fair value of derivatives not designated as hedging instruments are recorded as financial income or expense in the period in which they arise.

Fair values are based on market values for listed instruments or on mathematical models, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into consideration market data.

Embedded derivatives are recognised separately if not closely related to the host contract.

2.5 - Hedging

In 2004:

When hedging future transactions, currency forward derivative instruments are measured at fair value with fluctuations deferred until recognition of the underlying transaction. See Note 2.4 when the derivative hedges a balance sheet item.

From 1 January 2005:

Some derivative financial instruments are designated as either:

- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

The Group generally limits the use of hedge accounting to certain significant transactions. Some derivatives, while providing effective economic hedges under the Group's financial policies, do not qualify or have not been designated for hedge accounting (Note 2.4). For example, foreign exchange derivatives that are used to hedge the currency exposure of financial assets and liabilities are not designated as hedging instruments.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The Group also documents its assessment, both at inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Changes in the fair value of derivatives are accounted for differently depending on the type of hedge:

- Fair value hedges

Changes in fair value of derivatives are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

- Cash flow hedges

The effective portion of changes in the fair value of derivatives is recognised in equity. The gain and loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item will affect the income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accoun-

ting, any cumulative gain or loss existing in equity at the time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

• Hedges of net investments in foreign operations

These hedges are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

2.6 - Revenue recognition

Revenue from sales is recognised when it is probable that future economic benefits will flow to the Group entity and these benefits as well as the costs related to the transaction can be measured reliably.

The amount of revenue is measured at the fair value of the consideration received, or receivable, taking into account the amount of any trade discounts allowed by the Group entity or any commercial incentives meeting the criteria of correlation with sales.

Sales are recognised as follows:

Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods and retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Sales of services

Revenue from sales of services is recognised by reference to the stage of completion of the transaction at the balance sheet date when this stage of completion can be measured reliably.

2.7 - Cost of sales

Cost of sales comprises the costs of manufacturing products and the costs of goods purchased for resale.

It includes the cost of purchase of material, the cost of production directly related to the manufactured products and all the production overheads, based on the normal capacity of production facilities.

Production overheads include depreciation of property, plant and equipment, amortisation of intangible assets relating to production and write-downs of inventories.

Cost of sales also includes a relevant portion of general overheads to the extent that they are directly attributable to the manufactured products to bringing them to their present location and condition.

Selling costs, research and development costs, borrowing costs and start-up costs are not included in the cost of sales.

2.8 - Research and development

Research cost cannot be capitalised. Development cost shall be capitalised as intangible assets if specific conditions are fulfilled, in particular when it is probable that future economic benefits related to these assets will flow to the Group.

The Michelin Group considers that as not all the conditions which entitle the asset recognition are met, the development costs cannot be capitalised. Consequently, the research and development costs are fully charged to the income statement in the period in which they are incurred.

2.9 - Income tax

Income tax in the income statement includes current tax and deferred tax, plus any withholding tax on the distribution of retained earnings within the Group, except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is based on the results of the Group companies and is calculated according to local rules including any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements, using enacted tax rates that are expected to prevail when the temporary differences reverse.

Deferred tax assets are recognised to the extent that is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in a foreseeable future.

2.10 - Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of assets less liabilities of acquired companies at the date the acquisition is committed.

Goodwill arising on acquisitions is not subject to amortisation. It is tested for impairment annually and does not include any identifiable intangible assets which are recognised separately under the appropriate heading (see 2.12). Impairment losses are recognised immediately in the income statement in other operating expenses. They cannot be reversed.

Goodwill is recorded in the functional currencies of the acquired companies.

(b) Software

Acquired and self-created software are capitalised to the extent that the future economic benefit related to these assets will flow to the Group. They are initially recognised at cost, unless where they are acquired through a business combination. In such case, they are recognised at their fair value.

Cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the production.

Software are amortised using the straight-line method over 3 years.

When an indication of impairment exists, the carrying amount is assessed and an impairment loss is recognised for the difference between the recoverable amount and the carrying amount of the asset.

Irrespective of whether there is any indication of impairment, software not yet available for use are tested annually for impairment.

When the circumstances which previously caused assets to be impaired no longer apply, the impairment losses are reversed accordingly.

Impairment loss and reversal of impairment loss are recognised in the income statement in other operating income and expenses.

(C) Other intangible assets

Other intangible assets are capitalised to the extent that the future economic benefit related to these assets will flow to the Group and their cost are reliably identified.

They are amortised on a straight-line basis over their useful life which generally does not exceed 5 years. An impairment loss is recognised when the carrying amount of the assets is less than the recoverable amount. An impairment loss is reversed when the reason for it no longer exists.

2.11 - Property, plant and equipment

Property, plant and equipment are valued at historical cost less accumulated depreciation and, where necessary, impairment.
Historical cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the construction. Borrowing costs are expensed during the period in which they are incurred. Investment grants are initially accounted for as deferred income and are subsequently recognised as income over the useful life of the related asset.
Repair and maintenance are recognised as an expense. Other subsequent expenditures are included in the asset's carrying amount or recognised as a separate asset if the recognition criteria are met.
Property, plant and equipment are depreciated on a straight-line basis, except land which is not depreciated. Depreciation on property, plant and equipment reflects the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation is allocated to the cost of good sold, selling expenses, research and development expenses or general administration expenses.
The following depreciation periods, based on the expected useful lives of the respective assets, are applied throughout the Group:

Buildings and general installations of land and buildings	25	years
Industrial and commercial equipments	5 - 12	years
Computer and telecom equipments	5	years
Transport equipment	5	years
Others	2 - 12	years

When assets are sold or disposed, the difference between the net proceeds and the net carrying amount of the assets is recognised as a gain or loss in other operating income or expenses, respectively.
Property, plant and equipment which are financed by leases giving the Group substantially all of the risks and rewards of ownership are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments at the inception of the lease. The leased assets are depreciated over the shorter of the lease term and the useful life of the leased assets if the transfer of the ownership of the leased assets is uncertain.
The payment obligations arising from the future lease payments are discounted and recognised as a financial liability in the balance sheet.

2.12 - Impairment of assets

When there is any indication that the recoverable amount of an asset (intangible and property, plant and equipment), being the higher of its net selling price and its value in use, may be less than its carrying amount, the recoverable amount of the asset is measured and an impairment assessment is carried out.
However, intangible assets with indefinite useful life or not yet available for use and goodwills acquired in a business combination are tested annually for impairment.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Unit).
Where the carrying amount of a Cash Generating Unit exceeds its recoverable amount, the difference is recognised in the income statement as an impairment loss. First, the goodwill is impaired. Any remaining impairment loss is allocated among the other assets, based on the net carrying amounts of the individual assets at the closing date.
Value in use is determined using the present value of future cash inflows. The cash inflow forecasts are derived from the annual plan and five-year Strategic Alternatives for the Group. The future cash inflows are discounted using the Weighted Average Cost of Capital (WACC) which is the average of the cost of the company's debt and the cost of equity financing.
When the circumstances which previously caused assets to be impaired no longer apply, the impairment losses are reversed accordingly, except those on goodwill.

2.13 - Non derivative financial assets

In 2004:

Shareholdings are kept at the lower of historical cost and fair value.

Other monetary non-derivative financial assets are kept at historical cost and impairment is recognised when necessary.

From 1 January 2005:

The Group classifies its non-derivative financial assets in one of the following categories: loans and receivables, available-for-sale financial assets, financial assets at fair value through profit and loss, and held-to-maturity investments. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its non-derivative financial assets at initial recognition and re-evaluates this designation every reporting date.

• Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date.

• Available-for-sale financial assets are non-monetary securities designated in this category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

• Financial assets at fair value through profit and loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

• Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of non-derivative financial assets are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Non-derivative financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss. Non-derivative financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit and loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The fair values of quoted non-derivative financial assets are based on current bid prices. For unlisted securities, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions or reference to other instruments that are substantially the same.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed

from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments cannot be reversed.

2.14 - Inventories

Inventories are stated at the lower of cost and net realisable value.
The cost of raw material, supplies and purchased finished goods includes the purchase price and other costs directly attributable to the acquisition.
The cost of work in progress and manufactured finished goods comprises direct labour, other direct costs and production overheads based upon normal capacity of production facilities.
Borrowing costs are not included.
Inventories are measured using the weighted-average cost method.
Net realisable value is the estimated selling price less the estimated cost to completion and the estimated selling expenses.
A write-down is recognised when the net realisable value is lower than the cost.
A write-down is reversed when it becomes apparent that the circumstances which previously caused inventories to be written down below cost no longer exist.

2.15 - Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment. When payment terms are shorter than one year, the initial fair value and the subsequent amortised cost are equal to the nominal amount. An impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment charge is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The impairment charge is recognised as sales and marketing expenses.

2.16 - Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

2.17 - Share capital

Ordinary shares are classified as equity.
Where any Group company purchases the Company's equity share capital, directly or through a liquidity contract with an investment services provider, the consideration paid, including any directly attributable incremental costs, is classified as treasury shares and is deducted from equity.
Where such shares are subsequently sold, any consideration received, net of any directly attributable costs,is included in equity.

2.18 - Non derivative financial liabilities

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

In 2004:

Non-derivative financial liabilities are recognised initially at the redemption value (generally the nominal value). Issuance premiums or discount and issuance cost are capitalised and amortised on a straight line basis over the period of the borrowings.

From 1 January 2005:

Non-derivative financial liabilities are recognised initially at fair value, net of transaction costs incurred, and subsequently at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

To the extent that borrowings are hedged under qualifying fair value hedges (Note 2.5), the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged.

2.19 - Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the employees of the Group have rendered the associated services.
Where long-term employee benefits, such as pension and other post-employment benefits, are provided by the Group, a liability or an asset and the related cost are recognised.

Pension and other post-employment benefits

Post-employment benefits are benefits payable after the completion of employment. Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The benefit provided by the Group vary according to the legal, tax and economic circumstances of each country and usually are based on one or more factors such as employees' remuneration, age and years of service. The obligations relate both to existing retirees and to entitlements of future retirees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans.
In case of **defined contribution plans**, the Company pays fixed contributions to state or private insurance companies. Once the contributions have been paid, the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay to all employees the corresponding benefits.
The regular contributions are recognised as a periodic expense for the year in which they are due and, as such, are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

As of today most of post-employment benefit plans are **defined benefit plans** with a distinction to be made between externally funded plans (mainly pension plans) with the assets of the plan held separately in independently administered funds and unfunded plans such as healthcare benefit plan and retirement indemnities.
The measurement of the post-employment benefit liabilities, and the related current service cost, is based upon the Projected Unit Credit Method.
A defined benefit plan is a plan that defines an amount of benefit that the Group is committed to pay to current and former employees.

All defined benefit plans are subject to actuarial calculations carried out annually for the largest plans and on regular basis for other plans. These actuarial valuations are provided by independent actuaries. Actuarial assumptions primarily regarding discount rates, projected rates of remuneration growth and long-term expected rates of return on plan assets are incorporated in the actuarial valuations and annually reviewed.

The liability or the asset recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets taking into account any unrecognised actuarial gains or losses and past service costs.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds in the country of the obligation and that have terms of maturity approximating to the term of the related benefit liability.
A net asset is recognised only to the extent that it represents a future economic benefit

which is actually available to the Group in form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arise mainly from changes in actuarial assumptions and differences between assumptions and actual experiences. They are recognised in the income statement as a component of the Group's net periodic benefit plan cost only to the extent that, as of the beginning of the year, their net cumulative amount exceeds 10 % of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets. In such case, the portion of actuarial gains or losses recognised in the income statement is the resulting excess divided by the expected average remaining working lives of the employees participating in the plan.
Past service costs may arise when a new defined benefit plan is introduced or changes on payable benefits under an existing defined benefit plan are set up. They are recognised immediately in the income statement if the benefits are vested. They are amortised on a straight-line basis over the average period until the benefits become vested if the benefits are not yet vested.

The Group's net periodic benefit plan cost charged to the income statement consists of current service cost, interest cost, curtailments and settlements, past service costs as well as actuarial gains and losses to the extend that they are recognised.

Share-based-payments
The benefits related to the share purchase options granted to the Managing Partners and a number of Group employees are valued, at their allocation date, using the binomial method.
Said benefits are spread over the period during which the options many not be exercised. They are allocated to payroll charges.

2.20 - Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated.
Restructuring provisions are recognised when the Group has a detailed formal plan that has been announced. Provisions are recorded at the net present value for the estimated cash outflows.

3 - AGREEMENTS SIGNED IN THE FIRST HALF OF 2005

3.1.Tigar MH – Serbia and Montenegro

In January, Michelin reached an agreement with the other shareholders to increase its stake in Tigar MH without generating a significant goodwill.
The transaction led the Group to change its consolidation method, without generating significant goodwill, and this company is now treated as a subsidiary and not as an associated company.

3.2.Transfer of Wheel operations to mefro Group

In May, the Group transferred its Wheel operations to mefro, and confirmed its announcement made in 2005. The transfer involved the transfer of its holdings in the companies that owned these operations. The impact on this transfer on the year-half is not significant. The Group had made a EUR 64 million provision in IFRS standards for the second half of 2004.

3.3. Michelin Siam Group – Thailand

In June, Michelin reached an agreement with the minority shareholders to increase its stake in Michelin Siam Group. As a consequence, a goodwill of 111MEUR has been recognized.

4 - CONDENSED SEGMENT REPORTING

From 01.01.2005 to 30.06.2005 (in EUR million)	SR1	SR2	SR3	TOTAL
Net Sales	4 063	2 415	1 012	7 490
Operating income before non-recurring items	389	205	93	687
Percentage	9.6 %	8.5 %	9.2 %	9.2 %

From 01.01.2005 to 30.06.2005 (in EUR million)	SR1	SR2	SR3	TOTAL
Net Sales	4 099	2 407	980	7 486
Operating income before non-recurring items	396	261	26	683
Percentage	9.7 %	10.8 %	2.6 %	9.1 %

Reporting Segment 1 (RS1) : Passenger Car / Light Truck and related distribution
Reporting Segment 2 (RS2) : Truck and related distribution
Reporting Segment 3 (RS3) : Earthmover, Agricultural, 2-wheel, Aircraft, plus Maps and Guides, ViaMichelin, Michelin Lifestyle and Wheels (transferred in May 2005)

5 - NET LONG AND SHORT-TERM DEBT

Long and short-term debt is made up of the following items:

Breakdown of long and short-term debt (in EUR million)	To 30.06.05	To 31.12.04
Long-term debt	2,311	3,654
Short-term debt	2,070	1,294
	4,381	4,948
Long-term derivated financial assets	(-) 122	
Short-term derivated financial assets	(-) 14	
	(-) 26	
Cash and cash equivalents	(-) 437	(-) 1,656
Net long and short-term debt	4,418	3,293

Implementation of IAS 32 and IAS 39 from January 1, 2005 led to a EUR 26 million reduction in Group debt versus December 31, 2004.
Detailed explanations of the presentation and measurement aspects of this change are provided in note 8.5.

6 - DETAIL OF CHANGES IN CASH FLOWS

Note		From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
6.1	Other income and charges with no impact on cash flow		
	Net income/loss from transfer of non-financial assets	(-) 1	13
	Net income from associated companies	(-) 4	(-) 1
	Other	(-) 16	(-) 16
6.2	Net interest and other financial interest income/expenses		
	Interest and other financial expense	(-) 216	(-) 196
	Interest and proceeds from other financial activities	35	74
	Dividend income	5	4
6.3	Change in working capital requirements		
	Change in inventory	(-) 352	(-) 253
	Change in trade receivables	(-) 165	(-) 198
	Changes in trade payables	(-) 102	(-) 115
	Change in other receivables and payables	(-) 121	93
6.4	Net investment in tangible and intangible assets		
	Additions to intangible assets	(-) 30	(-) 23
	Additions to tangible assets	(-) 465	(-) 410
	Investment subsidies collected	-	2
	Change in investment-related WCR	(-) 42	(-) 56
6.5	Change in other long and short-term financial assets		
	Increase in other LT financial assets	(-) 22	(-) 29
	Decrease in other LT financial assets	20	22
	Net increase in other ST financial assets	5	(-) 110
6.6	Change in long- and short-term financial liabilities		
	Increase in LT financial debt	82	354
	Decrease in LT financial debt	(-) 561	(-) 135
	Redemption of finance leases	(-) 104	(-) 115
	Net reduction of ST debt	33	(-) 310

7 - STOCK OPTION PLANS

Changes in the number of current options granted under share option plans and their average exercise price are as follows:

	30.06.2005		31.12.2004	
	Average exercise price (in EUR per share)	Options (in number)	Average exercise price (in EUR per share)	Options (in number)
As at January, 1	40,17	1,472,300	39,67	1,172,000
Granted	43,00	218,400	41,23	309,000
Cancelled	41,00	7,500	41,57	(-)9,100
Exercised (1)	44,00	600	-	-
Callable		-	-	-
As at June, 30	41,14	1,682,600	40,12	1,472,300

(1) special case of early exercise under plan regulations

Of the 1,682,600 options outstanding on June 30, 2005 (1,472,300 as at 31.12 2004), none were callable, as was the case on 31.12. 2004.
Share purchase option plans existing as at June 30, have the following exercise prices and maturity dates:

Expiry Date	Exercise price (in EUR per share)	Options	
		To 30.06.05	To 31.12.04
May 2011	44,00	697,500	700,300
May 2012	32,25	242,000	245,000
November 2012	34,00	221,600	224,250
May 2013	40,00	172,900	172,900
July 2013	44,50	125,100	127,900
May 2014	43,00	218,500	-
TOTAL		1 682 600	1 472 300

8 - LEGAL RISK

8.1.

After the Indianapolis Formula 1 Grand Prix of June 2005, Michelin and other companies received several notifications of « class action » proceedings before US jurisdictions.
These class actions are aimed at suing the Company to obtain the refund of the tickets paid by the Grand Prix spectators and their traveling expenses. This does not entail a significant financial liability for Michelin, as the Company spontaneously and almost simultaneously, offered to refund the spectators' tickets.
The Group booked a EUR 12 million provision in this respect.

8.2.

In June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a sum of 350 million Canadian dollars to said fund.
Michelin Canada believes that the Company is entitled to reduce, or not make some of its annual contributions, due to excess capital generated by the management of the defined contribution plan, up to the above-mentioned amount.
At this stage in the proceedings and on account of its prospective success in this dispute, the Group deems it unnecessary to make a provision in this respect.

9 - IMPACT OF TRANSITION TO IFRS STANDARDS

9.1. General

Group interim consolidated accounts to June 30, 2005 were prepared in line with the accounting policies set forth in note 2 et and in particular the provisions of standard IFRS 1 that applies to first-time application of the IASB referential.
The impact of adoption of these standards was charged to retained earnings at the transition date, i e January 1, 2004 (date of the opening balance sheet for comparison purposes).

Moreover, Michelin Group availed itself of the option of deferring to January 1, 2005 of the IAS 32 and IAS 39 standards on financial instruments. Consequently, in 2004, the financial instruments were measured and presented in line with the accounting policy used by the Group for this period.

The impact on measurement and presentation of adoption of IFRS standards on Group 2004 consolidated accounts (consolidated statement of income, balance sheet, shareholders' equity , and cash flows) were published by the Group on March 15, 2005. This information is available:

- in the Annual Report 2004,
- in the Document de référence filed on June 13, 2005 with Autorité des Marchés Financiers,
- in the specific publication available from the Shareholder relations department,
- from the Group's website at http://www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=121&lang=FR

9.2. Reconciliation of financial statements to June 30, 2004 (IFRS-compliant)

	Notes	French GAAP (in EUR millions)	Impact of switch to IFRS (in EUR millions)	IFRS-compliant (in EUR millions)
Net Sales		**7,486**	-	**7,486**
Cost of Sales		(-) 4,992		(-) 5,022
Gross Margin		**2,494**		**2,464**
Sales and marketing expenses		(-) 996		(-) 890
Research & development expenses		(-) 219		(-) 305
General & administrative expenses		(-) 593		(-) 514
Other operating income and expenses		(-) 60		(-) 72
Operating income before non-recurring items	9.2.1	**626**	**57**	**683**
Non-recurring income and expenses		-	-	-
Operating income		**626**	**57**	**683**
Interest income/expense	9.2.2	(-) 104	(-) 10	(-) 114
Income before tax		**522**	**47**	**569**
Income taxes	9.2.3	(-) 194	(-) 10	(-) 204
Net income from associated companies		1	-	1
Net income		**329**	**37**	**366**
Of which Group share		319		357
Of which non-controlling shares		10		9
Basic earnings per share (in EUR)		2.22		2.47
Diluted earnings per share (in EUR)		2.22		2.47

9.2.1. Operating income before non-recurring items

Nature of the spread	To 30 June 2004 (in EUR million)
Actuarial gain/loss on employee benefits As the actuarial differences were charged to retained earning at January 1, 2004, the French GAAP amortization of these differences was reversed.	41
Goodwill amortization Goodwill is no longer amortized but tested for impairment. The adjustment corresponds to the amount which is amortized under French GAAP.	15
Impairment of assets The impact corresponds to: - on the one hand, the amortization difference on impaired assets under IFRS. - on the other hand, the impairment of CGUs' 1st-half investment flows, whose assets had been depreciated at January 1, 2004.	(-) 7
Restructuring A number of restructuring provisions were discounted on account of staggered payments over several years. Accretion charges, previously recognized under operating result are now recognized in interest charges/expenses.	3
Lease purchase contracts The adjustment corresponds to the difference between rent paid and amortization calculated on the leased goods.	6
Stock-option Plans The adjustment corresponds to the share of the benefits flowing to the beneficiaries, calculated at the option allocation date, spread over the period in which they can be called.	(-) 1
Miscellaneous	?
TOTAL	57

9.2.2. Reconciliation of financial income and expense

Reminder:

Pursuant to IASB provisions, Michelin Group decided not to opt for an early adoption of standard IAS 39 relative to measurement of financial instruments. The data to June 30, 2004 are therefore comparable, except for the differences arising from application of the following IFRS standards:

Nature of the spread	To 30 June 2004 (in EUR million)
Lease purchase contracts The adjustment corresponds to the amount of interest expense included in paid rent.	(-) 7
Discounted provisions Some provisions (especially for restructuring) are measured at the current value of future disbursements when these are spread across several financial years. The accretion charge will now be booked under financial result.	(-) 3
TOTAL	(-) 10

9.2.3. Reconciliation of income taxes

Nature of the spread	To 30 June 2004 (in EUR million)
Temporal difference on intangible assets The spread corresponds to the impact of the above adjustments on the amount of deferred tax, and in particular that in connection with employee benefits.	(-) 10

9.3. Reconciliation of shareholder funds to June 30, 2004

(in EUR million)	Note	As at June, 30 2004
French GAAP shareholders funds (including income and non-controlling stakes)		**6 615**
Treasury stock	9.3.1	(-) 2
Employee Benefits	9.3.2	(-) 1 602
Impairment of Cash Generating Units (CGUs)	9.3.3	(-) 163
Adjustment of prior impairments	9.3.4	12
Lease purchase contracts	9.3.5	(-) 80
Measurement of social liabilities	9.3.6	(-) 31
Reversal of goodwill amortization	9.3.7	18
Deferred tax on shareholder equity adjustments	9.3.8	571
Miscellaneous		2
IFRS shareholders' funds (including income and non-controlling stakes)		**5 283**

Note 9.3.1 – Treasury Stock

This amount corresponds to the cost of CGEM share buybacks.

MICHELIN A better way forward

Note 9.3.2 – Employee Benefits

This amount corresponds to implementation of the option under IFRS 1 of cancelling actuarial differences on defined contribution plans upon first application of IFRS.

To June 30, 2004, the amount of actuarial differences to January 1, 2004 was adjusted for amortization that would have applied on the period should the Group not have opted to charge them to retained earnings.

Note 9.3.3 – Impairment of Cash Generating Units (CGUs)

Impairment is equal to the negative difference between the current value of cash flow expected from certain operations (including the 2-wheel Product Line) and the value of the tangible and intangible assets that generate them.

As at June 30, 2004, the amount includes impairment loss on the new investments of these operations and the cancellation of the depreciation that would have been booked in the absence of a value impairment.

Note 9.3.4 – Adjustment of prior impairment loss

This amount is chiefly in connection with work carried out to identify Group CGUs in the process of determining value impairment, leading to irrelevance of some of the previous geographic criteria.

Note 9.3.5 – Finance Leases

The adjustment corresponds to the spread between the recalculated book value and the current value of rent due for tangible assets used under lease contracts and signed before January 1, 1999 and, pursuant to IFRS 1, requalified as lease purchase contracts.

Note 9.3.6 – Measurement of social liabilities

This amount corresponds to the standardization of the method to calculate social liabilities, and in particular those in connection with schemes introduced in some countries to facilitate a transition between employment and retirement.

Note 9.3.7 – Reversal of goodwill amortization

Since goodwill is no longer subject to amortization, earnings to June 30 show the difference with amounts amortized pursuant to French GAAP.

Note 9.3.8 – Deferred tax

All these adjustments gave rise, as the case may be, to the calculation of deferred tax.

The most significant amounts relate to the following items:

- Employee benefits in an amount of EUR431m
- Impairment loss in an amount of EUR53m,
- Lease purchases in an amount of EUR27m.

9.4. Reconciliation of cash flow to June 30, 2004

	From 1.1 to 30.6 2005 2004 IFRS-compliant (in EUR million at the average rate for the period)	From 1.1 to 30.6 2004 French GAAP [illegible]
Net income	366	379
Cash flow from operating activities	430	500
Cashflow from investment activities	(-) 504	(-) 523
Cashflow from financing activities	(-) 312	(-) 382
Impact of the other factors	18	22
Increase/decrease in cash and cash equivalents	(-) 368	(-) 383
Cash and cash equivalents at January, 1	1,755	1,774
Cash and cash equivalent at June, 30	1,387	1,390

9.5. Impact of implementation of IAS standards 32 and 39 as at January 1, 2005

9.5.1 – Impact on shareholders' equity

	Notes	(in EUR million)
Shareholders' funds at 31.12.04		**3,546**
Gross adjustments		
- remeasurement of investments available for sale	9.5.1.1	133
- remeasurement of derivative instruments	9.5.1.2	(-) 16
- other		6
Deferred tax	9.5.1.3	(-) 22
Shareholders' funds at January 1, 2005		**3,647**

9.5.1.1 – Remeasurement of investments available for sale

This amount accounts for unrealized gains on investments available for sale that had not be revalued in 2004.

9.5.1.2 - Remeasurement of derivative instruments

This net amount accounts for unrealized profit and loss on derivative exchange rate instruments that did not qualify for hedge accounting and had not be revalued at fair value in 2004. This amount also includes elimination of accrued interests booked in 2004 and included in fair value from January 1, 2005.

9.5.1.3 – Deferred tax

All these adjustments gave rise, as the case may be, to the calculation of deferred tax.

9.5.2 – Impact on net debt

	Notes	(in EUR million)
Net debt to December 31, 2004		**3,293**
- Fair value revaluation	9.5.2.1	(-) 20
- Amortized cost revaluation	9.5.2.2	(-) 21
- Other impact		15
Net Debt to January 1, 2005		**3,267**

9.5.2.1 - Fair value revaluation

Some financial debt giving rise to interest hedging and interest rate derivative financial instruments were revalued at fair value. Such financial debt was previously measured at nominal value while interest accruing on interest rate derivative instruments did not feature in net debt.

9.5.2.2 - Amortized cost revaluation

Financial debt that was measured at nominal value in 2004 was remeasured at the effective rate at amortized cost.

First Half 2005 Highlights

Strategy - Acquisitions - Partnerships

Brazil: New Earthmover Tire Project



To address global growth of earthmover tire markets, Michelin announced on April 11, construction of a new Earthmover tire plant in Brazil, close to its Campo Grande (Rio de Janeiro) site, which is dedicated to Truck tire manufacturing. The new unit should be commissioned in the course of the second half of 2007. With an initial capacity of 40,000 metric tons that could be raised to 55,000 tons, it will produce 25 to 49 inch tires.

The new project will enable Michelin to serve its North and South American customers in the building, surface and underground mining and harbor sectors. It will serve in particular Brazil's OE and North America's replacement markets, currently supplied from Europe. The investment will amount to USD 200 million.

Transfer of Wheel operations to the German specialist, Mefro

On May 12, Michelin Group finalized the transfer of its steel Wheel operations including research, development, production and sales to the German specialist firm of Mefro. Michelin's Wheel operations cover 4 subsidiaries: MRF (Michelin Roues France), based at Troyes, MKW (Michelin Kronprinz Werke) based at Solingen Germany, Tekersan based in Turkey and the Essen-based German trading company, Berger.

The transfer of these operations to Mefro Group was planned in such a way as to ensure continuous operation of the sites. The merger should enable Mefro Group to become Europe's wheel industry leader.

Thailand: Siam Cement reduces its stake in Michelin Siam Group.

Siam Cement Public Company Limited (SCC) announced early in June conclusion of an agreement with Michelin to reduce its stake in Michelin Siam Group. Michelin Group's stake in MSG will gradually increase from 60% to 90% (please refer to the Notes to the Accounts for further details).

Planned reorganization of France-based Truck tire operations

Michelin decided to invest EUR 54 million between 2005 and 2007 at the Tours factory on manufacturing plant and machinery for upmarket Truck tires. The move entails a gradual transfer to Tours of the teams and manufacturing equipment of the Poitiers facilities, with the reorganization due to be completed by mid-2006.

With annual production capacity boosted 25% to 1 million tires, the move will make Tours a major top-of-the-range Truck tire factory. The Poitiers site will dedicate itself to its current mounting and logistical activities to become a regional logistical hub.



ViaMichelin acquires Kirrio

In early July, Michelin Group's ViaMichelin subsidiary dedicated to digital mobility enabling services took over Kirrioa, a company which specializes in GPS applications for PDAs and mobile terminals.

The acquisition will boost ViaMichelin's expansion on Europe's high-growth personal navigation market. The acquisition will enable ViaMichelin to deliver both a full range of software, complementing ViaMichelin navigation services and hardware, including GPS receivers and onboard integration systems.

Hyosung to supply Michelin Steel Cords and purchase Michelin Scottsburg, Ind. Steel Cord plant

Michelin North America, Inc. and Hyosung (America), Inc. an affiliate of Hyosung Corporation, have signed a supply contract under which Hyosung will supply steel cord products to Michelin. The supply contract is valued at $ 650 million over the 10-year term of the contract.

Hyosung will also purchase American Steel Cord, the Michelin's steel cord facility in Scottsburg, Indiana. Hyosung expects to begin operating the facility in August.

Innovations/Products

PASSENGER-CAR / LIGHT TRUCK

North America: launch of Michelin Pilot Exalto A/S tire

Michelin Pilot Exalto A/S was launched in North America. The new all-season tire targeted at high-performance sports vehicles was designed to deliver all-round high-level performance: road-holding, grip, wet traction and wear resistance. The launch is yet another step in the deployment of the Group's targeted growth strategy.



Spain: Michelin Pilot Exalto elected tire of the year 2005

Each year, the magazine "Neumaticos y mecanica rapida" elects Spain's best passenger car tire of the year. The jury, made up of tire experts (carmaker networks, distributors,...) and the specialized press found once more that Michelin Pilot Exalto stood heads and shoulders before all of its competitors, crowning it "Tire of the year 2005".



Italy: standard Michelin tires beat world speed record

On February 28, 2005 Koenigsegg set a new world speed record (388 km/h) on the Nardo track (Italy), on a Koenigsegg CCR car, fitted with standard Michelin Pilot Sport tires. Owing to their architecture (specific tread pattern and unique rubber compound), Michelin Pilot Sport tires made a critical contribution to the feat. What is more, being standard Michelin tires, they comply with every one of Michelin's stringent requirements in terms of safety, wet and dry grip, riding comfort and wear resistance.

Europe: Michelin elected "Supplier of the year 2004" by Porsche



On April 12, 2005 at Porsche's Special Supplier's Day Michelin received the "Porsche Supplier Award 2004" recognizing the quality of its logistics, cost optimization and technical innovations. It also highlighted the successful upstream Michelin/Porsche development work to optimize tire behavior for new vehicles, well ahead of mass production.

Japan: Michelin winter tires preferred by Japanese consumers according to JD Power

For the second year running, Michelin's winter tires topped the JD Power survey of Japanese consumers. Michelin scored highest on all customer satisfaction criteria: tire performance on snow and ice, in normal weather conditions, tread life, look and fuel efficiency.



TRUCK

Europe: Michelin XOne certified by Volvo

After MAN, Volvo became Europe's second truck manufacturer to certify the Michelin XOne tire which is now available as an option for the FH and FM standard maxi-code heavy hauling trucks. In Europe, Michelin was the first to propose single mounts for truck original equipment. Up to 500 power units are now fitted with single mount tires which come equipped with ITVM, an electronic continuous tire pressure monitoring system.

Europe: A new website for the heavy road hauling industry



On April 18, 2005 Michelin unveiled its new heavy hauling site for Europe: www.michelintransport.com, available in 7 European languages: German, English, Spanish, French, Italian, Dutch and Russian.

In addition to presenting the Truck tire range, the new website offers information on Michelin's service offering dedicated to heavy road hauling firms. This includes Michelin Remix, Michelin's patented retread technology and Michelin Euro Assist, the Group's Europe-wide breakdown services.



Michelin XDN 2 Grip and Michelin XFN 2 Antisplash

To meet growing customer expectations for truck tires capable of delivering enhanced grip and more return on investment per mile, Michelin developed "Durable Grip technology".

To deliver up to 25% longer tire life, the new tread technology, combines:

- "dual wave" sipes: for enhanced grip and life through significant smoothing of wear patterns and
- "water-drop" sipes: to regenerate the tire's road worthiness through new ridges when the tire is down to 2/3 of its wear life.

To date, two ranges benefit from this innovation: Michelin XDN 2 Grip (for driving axles) and Michelin XFN 2 Antisplash (for steering axles).

A product of this application, Michelin Pro 2 Grip was launched in March 2005 at Ivalo (Finland) in the presence of a hundred or so guests (fleet operators, dealers and journalists) from the Nordic and Baltic countries and Central Europe and Russia.

Germany: Michelin customers give good marks

Michelin came on top of the survey conducted by the well-known trade magazine Verkhers-Rundschau among its road haulage and trucking logistics customers. For this Image-Ranking 2005, the sample included 240 customers from Germany's 85 largest heavy road hauling firms who were asked to rate the different product and service offerings. Michelin was ranked number one on a series of three key criteria including: product quality, customer service and performance/ price ratio.


Kerax

Along the Silk Road

From April 2 to June 9, 2005, a team of 8 all-terrain Renault Trucks fitted with Michelin tires took part in the "Silk Road 2005" challenge. The 20,000 km track took them across Europe, Turkey, Iran, Turkmenistan, Uzbekistan, Kazakhstan, Kyrghyztan and China, and will cross Inner Mongolia's legendary tracks of the no less legendary Silk Road. The Michelin tire fitment specifically designed for all-terrain use is an 395/85 R20 XZL size. The tires are capable of withstanding the toughest travelling conditions. To commemorate this adventure, Michelin created a special map retracing the different stages of the Silk Road 2005.

MICHELIN A better way forward



TWO-WHEEL

Michelin introduces its bicycle range at the Taipei Exhibition

Taipei's international exhibition (March 4-6) was a great opportunity for Michelin to present its recent additions to its all-terrain, touring and road tire ranges for 2005.

- In all-terrain biking, Michelin delivers new tire families dedicated to specific applications: Tribes/ Experts/Country. Featuring state-of-the-art Dual Compound technology, the Experts range includes a number of distinct rubbers. Two new tire patterns have been designed to cater to increasingly demanding customers in the X Country, Enduro and Free Ride segments: All Mountain and XCR A/T.

- In road biking, Michelin introduced the Pro2 range this year, featuring three new tires: Michelin Pro2 Race, Michelin Pro2 Grip and Michelin Pro2 Light.

AIRCRAFT

A380 extra wide-bodied aircraft took off on Michelin tires


A380
A380

On April 27, 2005, the first A380 took off on Michelin tires. Michelin had achieved yet another technological feat: develop a light tire with a 33 ton load-bearing capacity at 378km/h (360 kg saved on a full train). What with 14,800 km autonomy and up to 800 passenger capacity, the A380 aircraft weighs some 560 tons!

For the timely delivery of a tire which is adapted to the speed and mass of the A380 wide-bodied aircraft, Michelin channeled its full innovation potential into a close collaboration program between Airbus and Michelin that spanned nearly nine years.

Michelin selected to equip Boeing's 787 Dreamliner aircraft

In early June, Boeing appointed Michelin as one of its two tire suppliers for the future Boeing 787 aircraft. Under the contract, Michelin will deliver Michelin AIR X radial tires.

"With its innovative technologies and proven performance on other Boeing aircraft" Boeing's vice-president for the 787 program said, « Michelin will be another key partner for our team ».

EARTHMOVER

Michelin unveils its new X-Super Terrain AD for articulated dumpers

The newest addition to its Earthmover tire family, the Michelin X-Super Terrain AD radial tire, has been designed for articulated dumpers working on very aggressive surfaces. Their deeper tread and studier rubber compound make Michelin X-Super Terrain AD outlast Michelin XADT by 10% to 20%. The self-cleaning efficiency and bite of the tread yield 10% more traction on any surface. Driving comfort was also significantly enhanced thanks to the staggered tread blocks and the flexible radial carcass that reduces vibration by 5% to 10%. Currently, the tire is available in 23.5R25 dimension. More dimensions will be added to the range in 2006 and 2007.



Michelin presents the 27.00 R 49 X-Traction RD tires for stiff axle dumpers

Michelin chose the Hillhead (England) exhibition of mining equipment to introduce its new 27.00 R 49X-Traction RD, for stiff axle dumpers working in short cycles, especially at muddy or wet iron and coal mines. The tire is second to none for productivity on mines where traction is key. Its radial carcass, which reduces rolling resistance, delivers significant fuel savings. Eighty one mm-deep treads and even wear will also increase service life.

TRAVEL GUIDES

Michelin launched a new collection of Tourist Guides

Michelin designed a new collection of Tourist Guides: *Michelin Voyager Pratique*. They feature reliable advice, provide detailed information and propose trips and places that are off the beaten track. One of the editorial team's priorities was also to make sure all the information was concise as well as clear. Information is proposed by themes, in tables that compare options depending on available time, budget and traveling style; highlights of practical information are proposed in boxes; the maps are highly legible and reliable; readers will also enjoy spirited editorial advice, recommendations and comments in the Bibs *"Coup de cœur"*, *"Coups de gueule"* and *"Astuces"* highlights. 19 guides are expected to be available as of end 2005.


MICHELIN
HOTELS & RESTAURANTS
MICHELIN
HOTELS & RESTAURANTS
NEW YORK CITY
2006

United States of America: Announcement of launch of Michelin's first Guide "New York"

Michelin's Travel Guide operations will be launched in North America in November 2005, with publication of Michelin's New York Guide 2006. The event will mark a century of Michelin's presence in the United States, with the first offices opening in New York in 1905. The guide will feature a selection of 500 quality restaurants and fifty or so hotels, ranked according to comfort and price. The Guide will reflect New-York's rich and diverse catering and accommodation offering in a user-friendly format tailored to the American market.

MICHELIN LIFESTYLE LIMITED

The Americain Gear Six Technologies LLC and Michelin set up a partnership to produce footwear

In February, Michelin Lifestyle Limited, the Group's subsidiary specialized in Michelin-branded derivative product ranges, granted a license to the Massachusetts-based Gear Six Technologies LLC, operating in Salem to develop its worldwide operations in the footwear industry. Gear Six was awarded the license on the strength of its 20 years of experience in this industry.



Andy Roddyck to wear Babolat shoes

Babolat, France's leading manufacturer of gear and equipment for tennis players, announced that Andy Roddick (USA/ ATP world player number 3) will wear Babolat shoes from 2006. Launched in 2003, the Babolat range of shoes fitted with a Michelin sole, was designed to meet the specific needs of tennis players. The shoe benefits from

- Babolat's exclusive solution: « Exact, the Shoe Energizer » for outstanding efficiency in lateral balance and movements
- and exclusive Michelin-designed soles tailored to all types of court surfaces for maximum support and grip.

Competition

BFGoodrich to partner World Rally Championship from 2006



Starting 2006, Michelin's BFGoodrich brand will take part in the WRC Rally Championship, so strengthening the Group's commitment to sports and technological progress.

This new commitment reinforces BFGoodrich's strong presence in the world Rally Raid championship, the Dakar race, as well as in many North-American races such as Score Baja 1000.

The Michelin brand, which posts 36 world rally championship titles, will focus on the circuit disciplines including Formula One, MotoGP and Endurance (24 hours of Le Mans race), while the BFGoodrich brand will spearhead its Rally raid operations through the Dakar race and on the wide variety of surfaces found in WRC Rally Championship.



Performance and Responsibility

Publication of the second Performance and Responsibility Report

In 2002, Michelin launched a long-term balanced and responsible development approach. The first Group report on implementation of the approach was published in 2003, with an update published in 2004. The second full Performance and Responsibility Report, published in May 2005, reviews Group achievements over the 2-year period. Each area of responsibility, corresponding to a specific value is covered.

The Performance and Responsibility Report can be downloaded from: www.michelin.com

Michelin Bibendum Forum & Rally in Japan



An exceptional sequel to Challenge Bibendum, the Bibendum Forum & Rally took place on 8 - 9 June 2005 at Kyoto (Japan).

It opened with the Michelin Bibendum symposium, attended by the world's largest players of the mobility scene, including OEMs and energy suppliers. The aim of the symposium was to raise public awareness of the need to promote new approaches to mobility not only to deal with environmental and energy concerns, but also with those of traffic congestion and safety.

On the second day, the Michelin Bibendum took participating vehicles from Kyoto to Aichi. The vehicles, which included environment-friendly mass-produced and concept vehicles, thus visited the town of the Universal Exhibition 2005, which was thoroughly fitting as this year's theme was « the Wisdom of Nature ».

Centenary of the Gordon Bennett Cup


Le Centenaire
Gordon Bennett

From June 2 - 5, 2005 the Automobile Club d'Auvergne partnered by Michelin and SATCAR *(la Semaine des Arts Techniques et Cultures de l'Automobile et de la Route* - the week of the Arts, Techniques and Cultures dedicated to Roads and Automobiles), brought back to life the world's first ever truly international car race: the Gordon Bennett Cup 1905. With 11 countries represented, more than 150 cars, 125 of which had been built before 1909 took part in the event hosted by Clermont-Ferrand. The cars retraced the historic track designed a century ago: a 140 kilometer circuit at the foot of Puy de Dôme, at the heart of Auvergne's volcano park. The commemoration was a great event in itself. And it reached back to the commitment made in 1905 by André and Edouard Michelin vis-à-vis the Gordon Bennet Cup. This commitment was key to the Group's enduring mission: strive to improve the quality of mobility for goods and people.

Shell Eco-marathon 2005: 20 years and a new world record

On the occasion of its 20th anniversary, the Shell Eco-marathon stopped at the Ladoux Michelin Technology Centre on 25 - 26 June 2005. In this second venue of the season, Michelin's high technology tire applications were highlighted with a new record by Zürich's ETH Ecole Polytechnique for the lowest ever fuel consumption. With one liter of fuel equivalent*, the Swiss vehicle, powered by an hydrogen fuel cell covered 5,134 km/l with Michelin bias tires and as much as 5,385km/l with very low rolling resistance Michelin radial tires.

* The quantity of hydrogen used was converted into an equivalent quantity of super unleaded petrol.



Keeping the UK moving for 100 years

Landmark Dates

A hundred years ago, Michelin arrived in the United Kingdom

On May 11, 1905 Michelin Tyre Co. Limited, a distribution center, was set up in London and in 1927, it built its first plant in the UK at Stoke-on-Trent. Another five production facilities were to follow between 1960 and 1973. Today, Michelin employs 3,500 people in the UK, in 3 factories, one service center and a Travel Publications office. On this occasion, on May 11, 2005 the UK-based Michelin sites each celebrated the event, and employees received a book to commemorate the centenary. In the evening, Michelin played host to some 150 customers and suppliers at a function in London. Princess Ann honored the celebration with her presence, in her capacity as chairwoman of Transaid, an association co-founded by Michelin Tyre Co. Limited which conducts, among other things a road safety training program in Africa.

Michelin celebrates 30 years in the USA

Michelin opened its first two factories in South Carolina in 1975, one in Greenville and the other in Sandy Springs, near Anderson. Thirty years later, more than 15,000 people work at the 22 sites (factories, sales agencies, Technology Center) around the country. The anniversary was celebrated at a number of venues: At Greenville May 1st, at Laurens on May 24 and at Sandy Springs on July 4.

United States of America: Michelin and Sears celebrate 40 years of partnership

On May 23 - 24, 2005 Michelin played host to Rick Sawyer, Sears' vice-chairman at its head office in Clermont-Ferrand to celebrate 40 years of successful partnership. In 1965, Michelin and Sears had signed an agreement to distribute Michelin's radial tires in the United States under the Allstate brand. Never before had Michelin made tires for another brand or Sears sold radial tires. The partnership was a clear win-win. Michelin enabled Sears to achieve a leading position on North America's tire markets and Sears played a key role in North America's "radialization".

To celebrate this event, Sears organized a special Michelin Month at its « autocenters » from June 1st to July 2nd.

Awards

Michelin tops the French consumer's record of most trusted brand

Challenges magazine in partnership with the consulting arm of Association des agences de conseil en communication (AACC) and TNS Sofres, has published the ranking of France's most trusted brands. Michelin came first of the 55 best-known brands.

Michelin wins the « Dynamique de Gouvernance » Special Prize in June 2005, at the second Grands Prix du gouvernement d'Entreprise organized by Agefi financial newspaper.



Finance

Presentation of main accounting items impacted by switch to IFRS standards

On January 20, 2005 Michelin convened a meeting with analysts at which Mr. Michel Rollier, Group CFO, presented the main items impacted to date by transition to IFRS standards. On this occasion, Mr. Michel Rollier stressed that the main impact areas on Group consolidated accounts were identified, quantified and under control. Adoption of IFRS standards has consequences both in terms of measurement and presentation. Michelin published a guide on the theme of IFRS standards which is available on written request from the Investor Relations Department or by phoning the hotline at 0 800 000 222. It can also be downloaded from www.michelin.com and www.michelin.fr .

Buyback of a bond issue of EUR 1 billion

Michelin Luxembourg SCS, a Michelin Group subsidiary, launched a buyback offer from May 3 to 8, 2005, for an EUR 1 billion bond issue due to mature in April 2009 with a coupon of 6.125%.

This move was aimed at reducing Michelin's gearing and interest charges.

At the close of the buyback offer, EUR 480 million had been redeemed and the balance outstanding amounted to EUR 470 million.

Standard & Poor's upgrades Michelin's outlook from « negative » to « stable »

On July 15, the Standard & Poor's rating agency announced that it upgraded Michelin's outlook from « negative » to « stable ». Standard & Poor's considers that in future years « Michelin will continue to gradually improve its profits and generate increasing levels of cashflow ». In the short term, the lion's share of this cashflow should be invested in Group operations, and this in turn should generate more profits for Michelin looking forward »

Tire price increases

In order to offset the continued rise in raw material prices, Michelin has announced price increases for the year 2005, across all products and regions.

	Passenger-Car / Light Truck	Truck
1st Half 2005	+3.5% Europe +5-6% North America	+4 to 5% Europe up to 6% North America
2nd Half 2005	Up to 8% North America (OE+RT) (effective July 1 and September 1, respectively)	+3-5% North America

Michelin and its Shareholders

General Shareholders' Meeting

Michelin's joint Shareholders' Meeting was held at Clermont-Ferrand upon first notice on May 20, 2005 and attended by 1,500 shareholders. The quorum was upwards of 53%. All proposed resolutions were adopted and included payment of a dividend up 35% at Euro 1.25 per share. After the vote, Mr. Michel Rollier was appointed Joint Managing Partner in his capacity as CGEM General Partner.

Mrs. Laurence Parisot and Mr. Patrick Cox were elected members of the Supervisory Board and accepted this function. The Annual Shareholders Meeting also served as an opportunity to acquaint Shareholders even further with the Group through a number of presentations: tire testing at the Technology Center, the Progress Ideas approach and ViaMichelin.



Shareholders' Meetings:

On April 12, 2005 as part of a meeting jointly organized by several listed companies, Michelin met its Toulouse-based Shareholders. On June 7, 2005 less than 3 weeks after the Shareholders Meeting held at Clermont-Ferrand, Edouard Michelin met more than 2 000 Shareholders based in the Ile de France region. The meeting started with a presentation of Michelin's economic and financial performance by Mr. Michel Rollier, Group CFO and new Joint Managing Partner. This was followed by three presentations about operations: Earthmover and Maps and Guides operations: printed and digital applications, the disappearance of the spare wheel. Finally, after highlighting the key points of 2004 and the prospects for 2005 and beyond, Edouard Michelin invited the audience to a fruitful debate. Chief among the issues raised were the importance of research and development, respect for Michelin people, the employee Shareholder plan, the drive to bolster the West while supporting growth in the East, the sharp external pressure of raw material prices, the drive to radialize the aircraft tire market, the fundamental importance of internal growth and individual Shareholders' share in Group equity.

Michelin's Shareholder Consultative Committee,

which is made up of twelve members some of whom were renewed at the beginning of the year, had met on March 24, 2005 with an agenda based on 2004 results and transition to the IFRS accounting standards.

At the Joint Shareholders' Meeting of May 20, 2005 the Committee put three questions to the Managing Partners: One concerning the industrial implications of technological change, one on the social and environmental benefits of the use of natural rubber and one on « ground clearance ».

Contacts and agenda

Michelin
Place des Carmes-Déchaux
63040 Clermont-Ferrand cedex 9
FRANCE

Press

Fabienne de Brébisson	Phone	33 (1) 45 66 10 72
	Fax	33 (1) 45 66 15 53
	e-mail	Fabienne.de-brebisson@fr.michelin.com

Institutional shareholders and financial analysts

Eric Le Corre	Phone	33 (0)1 45 66 10 04/ 33 (0)4 73 32 77 92
	Fax	33 (0)1 45 66 13 19/ 33 (0)4 73 32 27 16
	e-mail	eric.le-corre@fr.michelin.com
		Investor-relations@fr.michelin.com
Christophe Mazel	Phone	33 (0)1 45 66 16 15/ 33 (0)4 73 32 24 53
	Fax	33 (0)1 45 66 13 19/ 33 (0)4 73 32 27 16
	e-mail	christophe.mazel@fr.michelin.com
		Investor-relations@fr.michelin.com
Jacques Philippe Hollaender	Phone	33 (0)4 73 32 18 02/ 33 (0)1 45 66 16 15
	Fax	33 (0)4 73 32 27 16/ 33 (0)1 45 66 13 19
	e-mail	jacques-philippe.hollaender@fr.michelin.com
		Investor-relations@fr.michelin.com

Individual shareholders

Anne-Marie Vigier-Perret
Phone 33 (0)4 73 98 59 08
Fax 33 (0)4 73 98 59 04
Toll free in France: 0 800 000 222
e-mail anne-marie.vigier-perret@fr.michelin.com
actionnaires-individuels@fr.michelin.com

Web site http://www.michelin.com

Financial agenda

Net sales at September 30, 2005	October 24, 2005
2005 net sales	February 2006
2005 annual results	February 2006

MICHELIN A better way forward